Exhibit (a)(1)(A)

Offer to Purchase

All Outstanding Shares of Common Stock

of

CONSTELLATION PHARMACEUTICALS, INC.

at

$34.00 Net Per Share in Cash

by

MORPHOSYS DEVELOPMENT INC.

an indirect wholly owned subsidiary of

MORPHOSYS AG

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER

11:59 P.M., NEW YORK CITY TIME, ON JULY 14, 2021,

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

MorphoSys Development Inc., a Delaware corporation (“Purchaser”), is offering to purchase (the “Offer”) all outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Constellation Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price per Share of $34.00 (the “Offer Price”), net to the holder in cash, without interest, upon the terms and subject to the conditions described in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). Purchaser is an indirect wholly owned subsidiary of MorphoSys AG, a German stock corporation (Aktiengesellschaft) (“Parent”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of June 2, 2021 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, without a meeting of the Company stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and the Company will be the surviving corporation and an indirect wholly owned subsidiary of Parent (such corporation, the “Surviving Corporation” and such merger, the “Merger”). At the effective time of the Merger (the “Effective Time”), all then outstanding Shares (other than (i) Shares held by the Company (or held in the treasury of the Company), (ii) Shares held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent and (iii) Shares held by stockholders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time), will be converted into the right to receive consideration equal to the Offer Price, net to the holder in cash, without interest and subject to any applicable withholding of taxes.

After careful consideration, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that the Merger Agreement and the execution and delivery of, and the transactions contemplated by, the Merger Agreement, including the Offer and the Merger (the “Transactions”), are fair to, and in the best interest of, the Company and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger will be effected under Section 251(h) of the DGCL and (v) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer (the preceding clauses (i) through (v), the “Company Board Recommendation”), in each case, on the terms and subject to the conditions of the Merger Agreement.

There is no financing condition to the Offer. The Offer is subject to customary conditions. See Section 13—“Conditions of the Offer.” A summary of the principal terms of the Offer appears on pages 1 through 7 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

June 16, 2021

IMPORTANT

If you desire to tender all or any portion of your Shares to us pursuant to the Offer, you should either (i) if you hold your Shares directly as the registered owner, complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A. (the “Depository”), and either deliver the certificates for your Shares to the Depository along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase, in each case prior to the expiration of the Offer, or (ii) if you hold your Shares in street name, request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact that institution in order to tender your Shares to us pursuant to the Offer.

We are not providing for guaranteed delivery procedures. Therefore, stockholders of the Company must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Depository.

* * *

Questions and requests for assistance may be directed to Innisfree M&A Incorporated (the “Information Agent”) at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making any decision with respect to the Offer.

i

SUMMARY TERM SHEET

MorphoSys Development Inc., a recently formed Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of MorphoSys AG, a German stock corporation (Aktiengesellschaft) (“Parent”), is offering to purchase (the “Offer”) all outstanding shares of common stock, par value $0.0001 per share (the “Shares), of Constellation Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price per Share of $34.00 (the “Offer Price”), net to the holder in cash, without interest, upon terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The following are some questions you, as a stockholder of the Company, may have and answers to those questions. This Summary Term Sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the related Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to Innisfree M&A Incorporated (the “Information Agent”) at its address and telephone numbers, as set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our,” or “us” refer to Purchaser or Parent, as the context requires.

WHO IS OFFERING TO BUY MY SECURITIES?

•

Purchaser is offering to buy your securities. Purchaser has been organized in connection with this Offer and has not carried on any activities other than entering into the Agreement and Plan of Merger, dated as of June 2, 2021 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Parent and Purchaser, relating to, and activities in connection with, the Offer. See Section 9—“Certain Information Concerning Parent and Purchaser.”

•

Parent is a commercial-stage biopharmaceutical company devoted to the discovery, development and commercialization of innovative and differentiated therapies for patients suffering from serious diseases. See Section 9—“Certain Information Concerning Parent and Purchaser.”

•

Parent has agreed pursuant to the Merger Agreement to cause Purchaser to, upon the terms and subject to the conditions in this Offer to Purchase and the related Letter of Transmittal, accept and pay for shares tendered and not validly withdrawn in the Offer.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

•	Purchaser is seeking to purchase all of the outstanding Shares of the Company. See the Introduction and Section 1—“Terms of the Offer.”

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT? WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

•

Purchaser is offering to pay $34.00 per Share, net to you in cash, without interest, subject to any applicable withholding of taxes upon the terms and subject to the conditions contained in this Offer to Purchase and in the related Letter of Transmittal.

•

If your Shares are registered in your name and you tender your Shares, you will not be obligated to pay brokerage fees or commissions or similar expenses. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

WHY IS PURCHASER MAKING THE OFFER?

•

Purchaser is making the Offer because Purchaser and Parent wish to acquire the Company. See Section 1—“Terms of the Offer” and Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?

•	The Offer is subject to, among others, the following conditions:

•

there have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its affiliates, represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

•

the waiting period (or any extension thereof) applicable to the Offer under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) has expired or been terminated and any approvals or clearances required to be obtained under any other antitrust laws have been obtained (the “Antitrust Condition”);

•

there has not been issued by any governmental body in any jurisdiction in which Parent or the Company has material business operations, and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger, nor has any legal requirement been promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body in any jurisdiction in which Parent or the Company has material business operations which prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger (the “Governmental Impediment Condition”); provided, however, that Parent and Purchaser may not invoke the Governmental Impediment Condition unless they have taken all actions required under the Merger Agreement to have any such order lifted; and

•	the Merger Agreement has not been terminated in accordance with its terms (the “Termination Condition”).

•

Purchaser reserves the right to waive certain of the conditions to the Offer in its sole discretion; provided that Parent may not waive the Minimum Condition, the Termination Condition, the Antitrust Condition or the Governmental Impediment Condition without the consent of the Company.

•

The Offer is subject to other conditions in addition to those set forth above. A more detailed discussion of the conditions to consummation of the Offer is contained in the Introduction, Section 1—“Terms of the Offer” and Section 13—“Conditions of the Offer.”

IS THERE AN AGREEMENT GOVERNING THE OFFER?

•

Yes. The Company, Parent and Purchaser have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENTS IN THE OFFER?

•	Yes. Parent is a publicly traded company with an equity market capitalization of approximately 2.11 billion Euros (based upon the closing price of Parent ordinary shares on the Frankfurt Stock

Exchange on June 15, 2021). Parent has, or will have, available to it, through a variety of sources, including cash on hand and proceeds received through its long-term strategic funding partnership with Royalty Pharma plc (“Royalty Pharma”), funds necessary to satisfy all of Purchaser’s payment obligations under the Merger Agreement and resulting from the Transactions. The Offer is not conditioned upon entering into any financing arrangements. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Section 12—“Source and Amount of Funds.”

SHOULD PURCHASER’S FINANCIAL CONDITION BE RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

•

No. Parent has, or will have, available to it, through a variety of sources, including cash on hand and proceeds received through its long-term strategic funding partnership with Royalty Pharma, funds necessary to satisfy all of Purchaser’s payment obligations under the Merger Agreement and resulting from the Transactions.

•

Purchaser has been organized solely in connection with the Merger Agreement and this Offer and has not carried on any activities other than in connection with the Merger Agreement and this Offer. Because the form of payment consists solely of cash that will be provided to Purchaser by Parent and because of the lack of any relevant historical information concerning Purchaser, our financial condition is not relevant to your decision to tender in the Offer. See Section 12—“Source and Amount of Funds.”

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

•

You will have until July 14, 2021, to tender your Shares in the Offer, unless Purchaser extends the Offer, in which event you will have until the expiration date of the Offer as so extended. We are not providing for guaranteed delivery procedures. Therefore, stockholders of the Company must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Depository. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Tendering Shares.”

CAN THE OFFER BE EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

•

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required to, and Parent is required to cause Purchaser to, extend the Offer. Specifically, the Merger Agreement provides that:

•

If, as of the then scheduled Expiration Date (as defined in Section 1—“Terms of the Offer”), any Offer Condition (as defined in Section 13—“Conditions of the Offer”) has not been satisfied (unless such condition is waivable by Purchaser or Parent and has been waived), Purchaser, in its discretion may (and without the Company’s or any other person’s consent) extend the Offer for additional periods of up to ten business days per extension, until the Extension Deadline (as defined in Section 1—“Terms of the Offer”), to permit such Offer Condition to be satisfied;

•

Purchaser has agreed to (and Parent has agreed to cause Purchaser to) extend the Offer from time to time for any period required by any legal requirement, any interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or the Nasdaq Global Select Market (“Nasdaq”) applicable to the Offer, and for periods of up to ten business days per extension, until the Extension Deadline, until any waiting period or any extension thereof applicable to the consummation of the Offer under the HSR Act has expired or terminated; and

•

In the event any Offer Condition is not satisfied and has not been waived as of the then-scheduled Expiration Date, Purchaser has agreed to, and Parent has agreed to cause Purchaser to, upon the Company’s request, extend the Offer on one or more occasions for an additional period of up to ten business days per extension, until the Extension Deadline, to permit such Offer Condition to be satisfied.

See Section 13—“Conditions of the Offer.”

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

•

If Purchaser extends the Offer, we will inform Computershare Trust Company, N.A., the depository for this Offer (the “Depository”), of that fact and will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was previously scheduled to expire. See Section 1—“Terms of the Offer.”

HOW DO I TENDER MY SHARES?

•

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depository or (ii) tender your Shares by following the procedure for book-entry set forth in Section 3—“Procedures for Tendering Shares,” not later than the expiration of the Offer. We are not providing for guaranteed delivery procedures. Therefore, stockholders of the Company must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Depository. See Section 3—“Procedures for Tendering Shares.” The Letter of Transmittal is enclosed with this Offer to Purchase.

•

If you hold your Shares in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

•

In all cases, payment for tendered Shares will be made only after timely receipt by the Depository of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in Section 3—“Procedures for Tendering Shares”) and a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares. See Section 2—“Acceptance for Payment and Payment for Shares.”

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

•

You may withdraw previously tendered Shares any time prior to one minute after 11:59 p.m., New York City time, on July 14, 2021, unless Purchaser extends the Offer. See Section 4—“Withdrawal Rights.” In addition, pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended, Shares may be withdrawn at any time after August 15, 2021, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

•

To withdraw previously tendered Shares, you must deliver a written or facsimile notice of withdrawal with the required information to the Depository while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

WHAT DOES THE COMPANY’S BOARD OF DIRECTORS THINK OF THE OFFER?

•	The Company’s board of directors (the “Company Board”) has unanimously recommended that you accept the Offer. The Company’s full statement on the Offer is set forth in its Schedule 14D-9, which it has filed with the SEC concurrently with the filing of our Schedule TO dated June 16, 2021. See also the Introduction.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE SHARES ARE NOT TENDERED?

•

If we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to cause a merger (the “Merger”) of Purchase with and into the Company, without a meeting of the Company’s stockholders, in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). If the Merger occurs, the Company will become an indirect wholly owned subsidiary of Parent and each issued and then outstanding Share (other than any Shares held by or in the treasury of the Company, or owned by Parent, Purchaser or any of Parent’s other subsidiaries and any Shares held by stockholders who are entitled to appraisal rights under Section 262 of the DGCL and have properly demanded and exercised and not effectively withdrawn their respective demand or otherwise lost their respective rights to appraisal pursuant to Section 262 of the DGCL) will be canceled and converted automatically into the right to receive $34.00 per Share, net to the holder in cash, without interest, subject to any withholding of taxes in accordance with the Merger Agreement. See the Introduction.

•

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. As required by Section 251(h) of the DGCL, the Merger Agreement provides that the Merger will be effected as soon as practicable following the consummation of the Offer. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

IF THE OFFER IS COMPLETED, WILL THE COMPANY CONTINUE AS A PUBLIC COMPANY?

•

No. Promptly following the consummation of the Offer and satisfaction or waiver (to the extent permitted by applicable law) of the conditions to the Merger, we expect to complete the Merger pursuant to applicable provisions of the DGCL, after which the Surviving Corporation will be an indirect wholly owned subsidiary of Parent and the Shares will no longer be publicly traded. Even if the Merger does not occur, if Purchaser purchases all Shares that have been tendered, there may be so few remaining stockholders and publicly held Shares that the Shares may no longer be eligible to be traded through Nasdaq or any other securities market, there may not be a public trading market for the Shares, and the Company may cease to make filings with the SEC or otherwise cease to be required to comply with the SEC’s rules relating to publicly held companies. See Section 7—“Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations.”

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

•

If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive in the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer.

•

If you decide not to tender your Shares in the Offer and the Merger does not occur, and Purchaser purchases Shares which have been tendered, you will remain a stockholder of the Company, but there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded through Nasdaq or any other securities market, there may not be a public trading market for the Shares, and the Company may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies. Subject to limited conditions, if we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the Merger to occur. See Section 7—“Possible Effects of the Offer on the Market for the Shares;

Nasdaq Listing; Exchange Act Registration and Margin Regulations” and Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

•

Following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve System (the “Federal Reserve Board”), in which case your Shares may no longer be used as collateral for loans made by brokers. Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.”

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

•

On June 1, 2021, the last full trading day before we announced our intention to make an Offer for all of the outstanding Shares, the last reported closing price per Share reported on Nasdaq was $20.24. See Section 6—“Price Range of Shares; Dividends.”

•	On June 15, 2021, the last full trading day before we commenced the Offer, the last reported closing price per Share reported on Nasdaq was $33.73. See Section 6—“Price Range of Shares; Dividends.”

IF I ACCEPT THE OFFER, WHEN AND HOW WILL I GET PAID?

•

If the conditions to the Offer as set forth in the Introduction and Section 13—“Conditions of the Offer” are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you a dollar amount equal to the number of Shares you tendered multiplied by $34.00 in cash, without interest, subject to any applicable withholding of taxes in accordance with the Merger Agreement, promptly following the time at which Purchaser accepts for payment Shares tendered in the Offer (and in any event within two business days). See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

IF I AM AN EMPLOYEE OF THE COMPANY, HOW WILL MY OUTSTANDING EQUITY AWARDS BE TREATED IN THE OFFER AND THE MERGER?

•

The Offer is being made for all outstanding Shares, but not for options to purchase Shares granted under the Company’s stock plans. If you wish to tender Shares underlying options, you must first exercise your options (to the extent exercisable) in accordance with their terms in sufficient time to tender the Shares received into the Offer.

•

Pursuant to the Merger Agreement, each option to purchase Shares (each, a “Company Option”), that is outstanding and unexercised as of the Effective Time, regardless of vesting, will be cancelled and converted into the right to receive, subject to applicable tax withholding, cash in an amount equal to the product of (i) the total number of Shares subject to such Company Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price per Share applicable to such Company Option, which amount will be paid in accordance with the terms of the Merger Agreement. As of the Effective Time, each Company Option that is then outstanding and unexercised and that has a per Share exercise price that is equal to, or greater than $34.00 will be cancelled for no consideration. See Section 11— “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

WHAT ARE THE PRINCIPAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF TENDERING MY SHARES IN THE OFFER OR HAVING MY SHARES EXCHANGED FOR CASH PURSUANT TO THE MERGER?

•

Generally, the receipt of cash in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger (including the application and effect of any state, local or non-U.S. income and other tax laws). See Section 5—“Certain U.S. Federal Income Tax Consequences of the Offer and the Merger” for a more detailed discussion of certain U.S. federal income tax consequences of the Offer and the Merger.

WILL I HAVE THE RIGHT TO HAVE MY SHARES APPRAISED?

•

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive in lieu of the consideration payable in the Offer a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you properly demand and perfect such rights in accordance with Section 262 of the DGCL, you may be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per Share price to be paid in the Merger. If any stockholder of the Company who demands appraisal under Section 262 of the DGCL fails to properly demand or perfect such rights, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the right to receive an amount equal to the Offer Price.

•

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any available appraisal rights, and is qualified in its entirety by reference to Delaware law, including without limitation, Section 262 of the DGCL a copy of which is included as Annex B to the Company’s Schedule 14D-9. See Section 15—“Certain Legal Matters; Regulatory Approvals.”

WITH WHOM MAY I TALK IF I HAVE QUESTIONS ABOUT THE OFFER?

•	You can call Innisfree M&A Incorporated, the Information Agent, toll-free at (888) 750-9498. See the back cover of this Offer to Purchase for additional contact information.

Except as otherwise set forth in this Offer to Purchase, references to “dollars” and “$” shall be to United States dollars.

To All Holders of Shares of

CONSTELLATION PHARMACEUTICALS, INC.

INTRODUCTION

MorphoSys Development Inc., a Delaware corporation (“Purchaser”), is offering to purchase (the “Offer”) all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Constellation Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price per Share of $34.00 (the “Offer Price”), net to the holder in cash, without interest, upon the terms and subject to the conditions described in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). Purchaser is an indirect wholly owned subsidiary of MorphoSys AG, a German stock corporation (Aktiengesellschaft) (“Parent”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of June 2, 2021 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and the Company will be the surviving corporation and an indirect wholly owned subsidiary of Parent (such corporation, the “Surviving Corporation” and such merger, the “Merger”).

If your Shares are registered in your name and you tender directly to Computershare Trust Company, N.A., the depository for the Offer (the “Depository”) you will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with such institution as to whether they charge any service fees or commissions.

In addition, if you do not complete and sign the Internal Revenue Service (“IRS”) Form W-9 that is provided with the Letter of Transmittal, or an IRS Form W-8BEN or other IRS Form W-8, as applicable, or otherwise establish an exemption, you may be subject to U.S. federal backup withholding (at a rate currently equal to 24%) on the gross proceeds payable to you pursuant to the Offer or the Merger. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS. All stockholders should review the discussion in Section 3—“Procedures for Tendering Shares” and Section 5—“Certain U.S. Federal Income Tax Consequences of the Offer and the Merger.”

We will pay all charges and expenses of the Depository and Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”).

The Offer is not subject to any financing condition. The Offer is subject to the conditions, among others, that:

1.

there have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its affiliates, represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”); provided, however, that for purposes of determining whether the Minimum Condition has been satisfied, the parties will exclude Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h) of the DGCL);

2.

the waiting period (or any extension thereof) applicable to the Offer under the HSR Act has expired or been terminated and any approvals or clearances required to be obtained under any other antitrust laws have been obtained;

3.

there has not been issued by any governmental body in any jurisdiction in which Parent or the Company has material business operations, and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger, nor has any legal requirement been promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body in any jurisdiction in which Parent or the Company has material business operations which prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger; provided, however, that Parent and Purchaser may not invoke the Governmental Impediment Condition unless they have taken all actions required under the Merger Agreement to have any such order lifted; and

4.	the Merger Agreement has not been terminated in accordance with its terms.

Purchaser and Parent have the right to waive certain of the conditions to the Offer in their sole discretion; provided that Parent may not waive the Minimum Condition, the Termination Condition, the Antitrust Condition or the Governmental Impediment Condition without the consent of the Company. See Section 13—“Conditions of the Offer.”

The Offer will expire at one minute after 11:59 p.m., New York City time, on July 14, 2021, unless the Offer is extended. See Section 1—“Terms of the Offer”, Section 13—“Conditions of the Offer” and Section 15—“Certain Legal Matters; Regulatory Approvals.”

After careful consideration, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger will be effected under Section 251(h) of the DGCL and (v) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer (the preceding clauses (i) through (v), the “Company Board Recommendation”), in each case, on the terms and subject to the conditions of the Merger Agreement.

For factors considered by the Company Board, see the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

The Offer is being made in connection with the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be effected. The Merger shall become effective when a certificate of merger is filed with the Secretary of State of the State of Delaware (or at such subsequent date and time as may be agreed by Parent, the Company and Purchaser and specified in the certificate of merger) (the “Effective Time”).

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, (other than (i) any Shares held by the Company (or held in the treasury of the Company), (ii) each Share owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent immediately prior to the Effective Time which will be canceled without any conversion thereof and no consideration will be delivered in exchange therefor and (iii) any Shares owned by the Company’s stockholders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their demands for appraisal of such

Shares in the time and manner provided in Section 262 of the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time) will be canceled and will be converted automatically into the right to receive consideration equal to the Offer Price payable, without any interest, and subject to any withholding taxes, to the holder of such Share, upon surrender of the certificate that formerly evidenced such Share or, with respect to uncertificated Shares, upon the receipt by the Depository of an Agent’s Message (as defined below) relating to such Shares.

The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements,” which also contains a discussion of the treatment of the Company’s stock options in the Merger. Section 5—“Certain U.S. Federal Income Tax Consequences of the Offer and the Merger” below describes certain U.S. federal income tax consequences generally applicable to stockholders whose Shares are tendered and accepted for purchase pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, approval of the Merger will not require a vote of the Company’s stockholders. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement, and (iii) at the time that the board of directors of the company to be acquired approves the merger agreement, no other party to the merger agreement is an “interested stockholder” under the DGCL. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that the Company will not be required to submit the adoption of the Merger Agreement to a vote of its stockholders. As a result of the Merger, the Company will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of Parent. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

This Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment, purchase and pay for all Shares validly tendered prior to the expiration of the Offer, and not properly withdrawn in accordance with the procedures set forth in Section 4—“Withdrawal Rights.” The offer will expire at one minute after 11:59 p.m. New York City time on Wednesday, July 14, 2021 (the “Expiration Date”), unless we have extended the Offer in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” will mean the date to which the initial expiration date of the Offer is so extended.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions described in Section 13—“Conditions of the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement—Termination” occur.

Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement, except that the Company’s prior written consent is required for Parent or Purchaser to:

(1)	decrease the Offer Price;

(2)	change the form of consideration payable in the Offer;

(3)	decrease the maximum number of Shares sought to be purchased in the Offer;

(4)	impose conditions to the Offer in addition to the conditions set forth in Section 13—“Conditions of the Offer;”

(5)	amend, modify or waive the Minimum Condition, the Termination Condition, the Antitrust Condition or the Governmental Impediment Condition;

(6)

otherwise amend or modify any of the other terms of the Offer in any manner that adversely affects, or would reasonably be expected to adversely affect, the holders of Shares in their capacity as such, or that would or would reasonably be expected to, individually or in the aggregate, materially impair, prevent or materially delay Parent’s or Purchaser’s ability to consummate the Transactions in a timely manner;

(7)	terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as provided in the Merger Agreement; or

(8)	provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer and the Merger Agreement, we will (i) promptly after (and in any event prior to 9:30 a.m. New York City time on the business day following) the Expiration Date, irrevocably accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer and (ii) promptly after (and in any event no later than the second business day after) the Offer Acceptance Time, pay for all such shares. The time at which Purchaser accepts for payment Shares tendered in the Offer is referred to as the “Offer Acceptance Time.”

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration. We also expressly reserve the right to modify the terms of the Offer, subject to compliance with the Exchange Act, the Merger Agreement and the restrictions identified in paragraphs (1) through (8) above.

The Merger Agreement provides that (i) if at any then-scheduled Expiration Date, any condition to the Offer is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable, Purchaser may, in its sole discretion, extend the Offer on one or more occasions for an additional period of up to ten business days per extension in order to permit such condition to be satisfied, (ii) Purchaser will, and Parent will cause Purchaser to, extend the Offer for any period required by any applicable legal requirement, or any interpretation or position of the SEC or the Nasdaq Global Select Market (“Nasdaq”) and periods of up to ten business days per extension until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act has expired or terminated, and (iii) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Purchaser will, and Parent will cause Purchaser to, at the Company’s request, extend the Offer on one or more occasions for an additional period of up to ten business days per extension to permit such condition to be satisfied. However, in no event will Purchaser (1) be required to extend the Offer beyond the earlier occurrence of (x) the valid termination of the Merger Agreement in compliance with its terms and (y) the 11:59 p.m., New York City time, on the End Date (as defined in Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”) (the “Extension Deadline”), or (2) be permitted to extend the Offer beyond the Extension Deadline without the Company’s prior written consent. Without the Company’s prior written consent, Purchaser may not terminate or withdraw the Offer, or permit the Offer to expire, before the Expiration Date or the earlier valid termination of the Merger Agreement in accordance with its terms. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

Except as set forth above, there can be no assurance that we will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period pursuant to the paragraphs above, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

Without the Company’s prior written consent, there will not be a subsequent offering period for the Offer.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten business days following such change to allow for adequate disclosure to stockholders.

We expressly reserve the right, in our sole discretion, subject to the terms and upon the conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer set forth in Section 13—“Conditions of the Offer” have not been satisfied. Under certain circumstances, Parent and Purchaser may terminate the Merger Agreement and the Offer.

Any extension, waiver or amendment of the Offer or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the Expiration Date in accordance with the public announcement requirements of Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and 14e-1(d) under the Exchange Act. Without limiting our obligation under such rule or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release to EQS Newswire Services (or such other national media outlet or outlets we deem prudent) and making any appropriate filing with the SEC.

Promptly following the purchase of Shares in the Offer, we expect to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL.

The Company has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 13—“Conditions of the Offer,” we will, immediately after the Expiration Date, irrevocably accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer and, promptly after the Offer Acceptance Time (and in any event no later than two business days), pay for such Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depository of (i) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depository’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by Depository. See Section 3—“Procedures for Tendering Shares.”

For purposes of the Offer, if and when Purchaser gives oral or written notice to the Depository of its acceptance for payment of such Shares pursuant to the Offer, then Purchaser has accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depository, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depository’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

3.	Procedures for Tendering Shares.

Valid Tender of Shares.

Except as set forth below, to validly tender Shares pursuant to the Offer, a properly completed and duly executed Letter of Transmittal in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal and any other customary documents required by the Depository, must be received by the Depository at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer and either (i) certificates representing Shares tendered must be delivered to the Depository or (ii) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depository (which confirmation must include an Agent’s Message (as defined below) if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depository and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation (as defined below) that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer

The Depository will take steps to establish and maintain an account with respect to the Shares at DTC for purposes of the Offer. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depository’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depository at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. The confirmation of a book-entry transfer of Shares into the Depository’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depository.

Signature Guarantees and Stock Powers

Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be registered or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depository, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates.

Guaranteed Delivery

We are not providing for guaranteed delivery procedures. Therefore, stockholders of the Company must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Depository.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITORY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements

Notwithstanding any provision of the Merger Agreement, Purchaser will pay for Shares tendered (and not validly withdrawn) pursuant to the Offer only after timely receipt by the Depository of (i) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depository. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depository. Under no circumstances will Purchaser pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through the Depository. We are not providing for guaranteed delivery procedures. Therefore, stockholders of the Company must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Depository.

Binding Agreement

Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Appointment as Proxy

By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints Purchaser’s designees as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of the Company, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares we must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our sole and absolute discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depository, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other documents related to the Offer) will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction.

Backup Withholding

In order to avoid “backup withholding” of U.S. federal income tax on payments of cash pursuant to the Offer or the Merger, a stockholder that is a “U.S. person” (as defined in the instructions to the IRS Form W-9 provided with the Letter of Transmittal) who surrenders Shares for cash pursuant to the Offer or the Merger must, unless an exemption applies, provide the Depository with such stockholder’s correct taxpayer identification number (“TIN”) on an IRS Form W-9, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a stockholder does not provide such stockholder’s correct TIN or fails to provide the required certifications, the IRS may impose penalties on such stockholder, and the gross proceeds payable to such stockholder pursuant to the Offer or the Merger may be subject to backup withholding at a rate currently equal to 24%. All stockholders that are U.S. persons surrendering Shares pursuant to the Offer or the Merger should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal to provide the information and certifications required to avoid backup withholding (unless an applicable exemption exists and is established in a manner satisfactory to the Depository).

Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are exempt from backup withholding. Exempt stockholders that are “U.S. persons” should complete and sign an IRS Form W-9 indicating their exempt status in order to avoid backup withholding. Stockholders that are not “U.S. persons” should complete and sign an IRS Form W-8BEN, IRS Form W-8BEN-E, or other appropriate IRS Form W-8 (instead of an IRS Form W-9) in order to avoid backup withholding. An appropriate IRS Form W-8 may be obtained from the Depository or at the IRS website (www.irs.gov). See Instruction 8 to the Letter of Transmittal.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

Information reporting to the IRS may also apply to the receipt of cash pursuant to the Offer or the Merger.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. However, a stockholder has withdrawal rights that are exercisable until the expiration of the Offer (i.e., at any time prior to one minute after 11:59 p.m., New York City time on July 14, 2021), or in the event the Offer is extended, on such date and time to which the Offer is extended. In addition, Shares may be withdrawn at any time after August 15, 2021, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depository at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depository, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depository prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depository, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Tendering Shares” at any time prior to the expiration of the Offer.

If Purchaser extends the Offer, delays its acceptance for payment of Shares, or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depository may nevertheless, on Purchaser’s behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4.

5.	Certain U.S. Federal Income Tax Consequences of the Offer and the Merger.

The following summary describes certain U.S. federal income tax consequences generally applicable to stockholders whose Shares are tendered and accepted for purchase pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code, published rulings, administrative pronouncements, and judicial decisions, all as in effect on the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary addresses only stockholders who hold their Shares as capital assets within the meaning of the Code (generally, property held for investment) and does not address all of the tax consequences that may be relevant to stockholders in light of their particular circumstances or to certain types of stockholders subject to special treatment under the Code, including pass-through entities (including partnerships and S corporations for U.S. federal income tax purposes) and investors in such entities, certain financial institutions, banks, brokers, dealers or traders in securities, insurance companies, retirement plans, certain former U.S. citizens or long-term residents, mutual funds, real estate investment trusts, regulated investment companies, cooperatives, tax-exempt organizations (including private foundations), persons who are subject to the alternative minimum tax, persons who hold their Shares as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment, or other risk-reduction transaction for U.S. federal income tax purposes, stockholders that have a functional currency other than the U.S. dollar, stockholders that are subject to the alternative minimum tax provisions of the Code, stockholders that hold or have held, directly or pursuant to attribution rules, more than 5% of the Shares at any time during the five-year period ending on the date of the consummation of the Offer or the Merger, as applicable, and persons who acquired their Shares upon the exercise of stock options or otherwise as compensation. The following discussion also does not address the tax consequences applicable to holders of options or warrants to acquire Shares, holders of Shares who exercise appraisal rights or any holder of Shares that owns, directly, indirectly, or constructively, any interest in Parent. This summary does not address any U.S. federal estate, gift, or other non-income tax consequences, the effects of the Medicare contribution tax on net investment income, or any state, local, or foreign tax consequences.

For purposes of this discussion, a “U.S. Holder” is a beneficial holder of Shares that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any State or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it (A) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of Shares (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) exchanges Shares for cash pursuant to the Offer or the Merger, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership and any partner in a partnership holding Shares should consult its tax advisor regarding the tax consequences of exchanging Shares for cash pursuant to the Offer or the Merger.

No ruling has been requested from the Internal Revenue Service (the “IRS”) in connection with the Offer or the Merger and no such ruling will be requested. The discussion below neither binds the IRS nor precludes it from adopting a contrary position and there can be no assurance that the tax considerations described below will not be challenged by the IRS or sustained by a court if so challenged. Furthermore, no opinion of counsel has been or will be rendered with respect to any tax considerations of the Offer or the Merger, or any related transactions. The use of words such as “will” and “should” in any tax-related discussion contained in this Offer to Purchase is not intended to convey a particular level of comfort. The following discussion assumes the form of the Offer and the Merger, and any related transactions will be respected by the IRS or a court if challenged by the IRS. If the tax considerations described below are successfully challenged, the tax consequences of the Offer and the Merger may differ from the tax consequences described below.

This discussion is for information purposes only and is not intended as tax advice. Stockholders are urged to consult their tax advisors to determine the applicable U.S. federal, state, local and non-U.S. tax consequences, including any non-income tax consequences to them, of exchanging Shares for cash pursuant to the Offer or the Merger in light of their particular circumstances.

U.S. Holders

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares exchanged. If a U.S. Holder acquired Shares by purchase, the U.S. Holder’s adjusted tax basis generally will equal the amount the U.S. Holder paid for the Shares. Such gain or loss will generally be long-term capital gain or loss if, as of the date of the exchange, a U.S. Holder’s holding period in the Shares exchanged is more than one year. Long-term capital gain recognized by certain non-corporate holders, including individuals, is currently subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations under the Code.

If a U.S. Holder acquired different blocks of Shares at different times or at different prices, such U.S. Holder generally must determine its adjusted tax basis and holding period separately with respect to each such block of Shares.

A U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depository or an exemption applies. See Section 3—“Procedures for Tendering Shares.”

Non-U.S. Holders

A Non-U.S. Holder’s receipt of cash in exchange for Shares generally will not be subject to U.S. federal income tax unless:

•

the Non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year in which the Offer or the Merger, as applicable, was consummated, and certain other conditions are met; or

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment of the Non-U.S. Holder in the United States).

Gain described in the first bullet point above generally will be subject to tax at a flat rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), net of applicable U.S.-source capital losses recognized by such Non-U.S. Holder. Gain described in the second bullet point above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. Holder. A Non-U.S. Holder that is a corporation also may be subject to a 30% branch profits tax (or such lower rate as may be specified by an applicable income tax treaty). Non-U.S. Holders are urged to consult their tax advisors as to any applicable tax treaties that might provide for different rules.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS OF SHARES. HOLDERS OF SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE RECEIPT OF CASH FOR THEIR SHARES PURSUANT TO THE OFFER OR THE MERGER UNDER ANY U.S. FEDERAL, STATE, FOREIGN, LOCAL OR OTHER TAX LAWS, OR UNDER ANY APPLICABLE INCOME TAX TREATY.

6.	Price Range of Shares; Dividends.

According to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, the Shares are traded on the Nasdaq under the symbol “CNST.” The Company has advised Parent that, as of the close of business on June 15, 2021, 48,054,654 Shares were outstanding. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per Share on Nasdaq with respect to the fiscal years ended December 31, 2019 and December 31, 2020 and, with respect to the fiscal year ended December 31, 2021, through June 15, 2021, using Share data reported by Nasdaq.

	High	Low
Fiscal Year Ended December 31, 2019
First Quarter	$14.04	$4.04
Second Quarter	13.99	8.11
Third Quarter	11.95	6.01
Fourth Quarter	59.49	7.22

	High	Low
Fiscal Year Ended December 31, 2020
First Quarter	$47.48	$18.44
Second Quarter	50.90	27.69
Third Quarter	31.07	17.00
Fourth Quarter	35.64	18.10

	High	Low
Current Fiscal Year
First Quarter	$39.30	$22.79
Second Quarter (through June 15, 2021)	33.88	18.82

On June 1, 2021, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $20.24. On June 15, 2021, the last full trading day prior to the commencement of the Offer, the reported closing sales price per Share on Nasdaq during normal trading hours was $33.73 per Share. The Offer Price represents an approximately 70% premium over the Company’s volume-weighted average price for the five trading days prior to the public announcement of the execution of the Merger Agreement and an approximately 68% premium over the June 1, 2021 closing stock price.

The Company has never declared or paid dividends on its common stock. In the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, the Company had indicated that it intends to retain its future earnings to finance the growth and development of its business. Additionally, under the terms of the Merger Agreement, the Company is not permitted to establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares). See Section 14—“Dividends and Distributions.” Stockholders are urged to obtain a current market quotation for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations.

Possible Effects of the Offer on the Market for the Shares

The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Nasdaq Listing

Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the Nasdaq. According to the published guidelines of The Nasdaq Stock Market, LLC, Nasdaq would consider disqualifying the Shares for listing on Nasdaq if, among other possible grounds, (a) the total number of holders of record and holders of beneficial interest, taken together, in the Shares falls below 400, (b) the bid price for a Share over a 30 consecutive business day period is less than $1.00, and (c)(i) the Company has stockholders’ equity of less than $10 million, the number of publicly held Shares falls below 750,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million or there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, (ii) the number of publicly held Shares falls below 1,100,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $15 million, there are fewer than four active and registered market makers in the Shares over a ten consecutive business day period, or the market value of the Company’s listed securities is less than $50 million over a ten consecutive business day period, or (iii) the number of publicly held shares falls below 1,100,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $15 million, there are fewer than four active and registered market makers in the Shares over a ten consecutive business day period, or the Company’s total assets and total revenue is less than $50 million each for the most recently completed fiscal year (or in two of the last three fiscal years). Shares held by officers or directors of the Company, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. According to the Company, there were, as of the close of business on June 15, 2021, 48,054,654 Shares issued and outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are delisted from Nasdaq, the market for Shares will be adversely affected.

If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration

The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by the Company upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Sections 14(a) and 14(c) under the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the Board of Governors’ of the Federal Reserve System (the “Federal Reserve Board’s”) list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations

The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8.	Certain Information Concerning the Company.

The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and is qualified in its entirety by reference to such Annual Report on Form 10-K.

The Company is a clinical-stage biopharmaceutical company using its expertise in epigenetics to discover and develop novel therapeutics that address serious unmet medical needs in patients with cancers associated with abnormal gene expression or drug resistance. The Company’s integrated epigenetics platform enables it to validate targets and generate small molecules impacting these targets to selectively modulate gene expression in tumor and immune cells to drive anti-tumor activity. This platform reflects the Company’s deep understanding of the biology of regulation of gene expression by epigenetic regulatory proteins, or epigenetic regulators, the development of small-molecule product candidates that selectively modulate their activity and the design of clinical development programs supported by novel biomarker strategies. The Company is able to target a broad variety of epigenetic regulators using its platform and has generated development candidates acting against distinct classes of those regulators. The Company’s vision is to become a fully integrated pharmaceutical company, with a broad pipeline of hematology and oncology development and discovery programs as well as commercial products in the future.

The Company is a Delaware corporation originally incorporated in January 2008 under the name “EpiGenetiX, Inc.” The Company’s principal executive offices are located at 215 First Street, Suite 200, Cambridge, Massachusetts 02142. The Company’s telephone number is (617) 714-0555.

Available Information

The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters is required to be disclosed in proxy statements and periodic reports distributed to the Company’s stockholders and filed with the SEC. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, such as the Company, who file electronically with the SEC. The address of that site is http://www.sec.gov. The Company also maintains an Internet website at http://www.constellationpharma.com. The information contained in, accessible from, or connected to, the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information

Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC, other public sources and information provided by the Company. Although we have no knowledge that any such information contains any misstatements or omissions, none of Parent, Purchaser or any of their respective affiliates or assigns, the Information Agent or the Depository assumes responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9.	Certain Information Concerning Parent and Purchaser.

General

Purchaser is a Delaware corporation with its principal offices located at c/o MorphoSys US Inc., 470 Atlantic Avenue, 14th Floor, Boston, Massachusetts 02110. The telephone number of Purchaser is (617) 655-9001. Purchaser is an indirect wholly owned subsidiary of Parent. Purchaser was formed for the purpose of making a tender offer for all of the Shares of the Company and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

Parent is a German stock corporation (Aktiengesellschaft) with its principal offices located at c/o MorphoSys AG, Semmelweisstraße, 82152 Planegg 7333, Germany. The telephone number of Parent is +49 89-89927-0. Parent is a commercial-stage biopharmaceutical company devoted to the discovery, development and commercialization of innovative and differentiated therapies for patients suffering from serious diseases.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each member of the supervisory board (Aufsichtsrat) of Parent (the “Parent Supervisory Board”), the management board (Vorstand) of Parent (the “Parent Management Board”), and the directors and officers of Purchaser and certain other information are set forth in Schedule A hereto.

During the last five years, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as otherwise described in this Offer to Purchase, (i) none of Parent, Purchaser, any majority-owned subsidiary of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule A hereto or any associate or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as otherwise described in this Offer to Purchase, none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule A hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed on Schedule A hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent, any of the persons listed in Schedule A hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information

Pursuant to Rule 14d-3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Copies of the Schedule TO and the exhibits thereto, and reports, proxy statements and other information may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Parent filings are also available to the public on the SEC’s website (http://www.sec.gov).

10.	Background of the Offer; Contacts with the Company.

Background of the Offer and the Merger

The information below regarding the Company was provided by the Company and none of Parent, Purchaser or any of their affiliates or representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent or its affiliates or representatives did not participate. The following contains a description of material contacts between representatives of Parent or Purchaser and representatives of the Company that resulted in the execution of the Merger Agreement and the other agreements related to the Offer. For a review of the Company’s activities relating to these contacts, please refer to the Company’s Schedule 14D-9 that will be filed with the SEC and mailed to all stockholders of the Company with this Offer to Purchase.

The Parent Supervisory Board, the Parent Management Board, and other senior employees of Parent regularly evaluate various strategies to improve Parent’s competitive position and enhance value for Parent’s stockholders, including opportunities for strategic partnerships and acquisitions of other companies or their assets. Parent also meets with potential partners and acquisition targets on a regular basis to understand these companies’ business and evaluate the potential opportunities.

In late May 2020, representatives of the Company reached out to representatives of Parent to discuss the Company’s research and development in hematology and oncology and to schedule a discussion of the Company’s business and potential opportunities for a transaction.

On July 30, 2020, Brad Prosek, Chief Business Officer of the Company called representatives of Parent to discuss the Company’s business and the possibility of a potential licensing transaction between the Company and Parent.

On August 28, 2020, Jean-Paul Kress, Chief Executive Officer of Parent called a representative of Centerview to discuss potential business opportunities generally, including with respect to the Company. Dr. Kress and representatives of Centerview had previously consulted each other regarding potential business opportunities and areas of interest for Parent, although Parent had not engaged Centerview to advise Parent on any particular transactions.

Also on August 28, 2020, a committee of members of Parent’s executive management that had been formed for the purpose of evaluating potential strategic opportunities for Parent (the “Parent Value Creation Committee”) met to discuss Parent’s strategic opportunities, including information from Centerview regarding potential strategic opportunities for Parent. The Parent Value Creation Committee determined that the Company represented a strong potential target for a strategic transaction and that engaging with the Company should be a high priority for Parent.

On September 9, 2020, the Parent Value Creation Committee met to discuss targets for a potential strategic transaction and determined that Parent should engage with the Company as Parent’s primary focus as a target for a potential strategic transaction.

In early September through early October, 2020, Parent and the Company engaged in initial discussions regarding a potential strategic partnership involving a global co-development and co-commercial partnership for CPI-0209 and the potential for Parent to engage in the Company’s ex-US partnership process for Pelabresib (CPI-0610). During the course of this time, Dr. Kress and a representative of Centerview had occasional discussions regarding Parent’s ongoing exploration of a potential licensing or partnership transaction involving the Company.

On September 21, 2020, to facilitate further discussions regarding a potential strategic partnership between Parent and the Company, Parent and the Company entered into a Mutual Confidential Disclosure Agreement (the “Partnership NDA”).

On September 25, 2020, a meeting of the Parent Supervisory Board’s committee to evaluate potential strategic opportunities (the “Parent Deal Committee”) met to discuss a potential transaction involving the Company. The Parent Deal Committee had been created by the Parent Supervisory Board in the ordinary course to evaluate a number of potential strategic transactions involving Parent, and was tasked with reviewing and evaluating the potential for a transaction involving the Company.

On or around late September through early October, 2020, the Company provided representatives of Parent with access to a data room containing information regarding the Company.

On October 20, 2020, representatives from Parent and representatives from the Company had a call to discuss certain preliminary due diligence questions regarding the Company.

On October 21, 2020, the Parent Deal Committee met to discuss the status of Parent’s ongoing conversations with the Company, including Parent’s intention of submitting a non-binding proposal regarding a strategic transaction to the Company, and Parent’s potential monetization of certain existing royalties.

On October 23, 2020, Dr. Kress and Jigar Raythatha, Chief Executive Officer of the Company met to discuss Parent’s interest in a transaction between Parent and the Company, During their meeting, Dr. Kress verbally proposed a transaction involving the acquisition of all of the outstanding stock of the Company at $35.00 per share in cash.

Later that day, on October 23, 2020, Parent submitted an initial non-binding proposal to acquire 100% of the equity interests of the Company at $35.00 per share in cash (the “October 23 Proposal”). The October 23 Proposal indicated that the consideration would be paid through a combination of cash on Parent’s balance sheet and through the monetization of certain of Parent’s royalty streams. The October 23 Proposal indicated that Parent had made substantial progress on its due diligence and included a list of key diligence items that remain outstanding. Parent indicated that it was prepared to complete its remaining diligence and finish negotiation of a definitive agreement within three weeks.

On October, 26, 2020, Mr. Raythatha called Dr. Kress to provide feedback regarding the October 23 Proposal. Mr. Raythatha informed Dr. Kress that Parent’s offer as set forth in the October 23, 2020 proposal was insufficient for the Company to consider engaging with Parent.

On October 27, 2020, representatives of Centerview called representatives of Goldman Sachs to discuss the October 23 Proposal. Centerview informed Goldman Sachs that Parent would need to improve its proposal for $35.00 per share in cash for the Company to consider a potential transaction with Parent.

On November 3, 2020, Centerview sent Goldman Sachs an initial draft of a new non-disclosure agreement to be entered into between Parent and the Company to further facilitate discussion of a strategic M&A transaction (the “Non-Disclosure Agreement”). The Non-Disclosure Agreement contemplated a customary one year non-solicitation of the Company’s employees and a customary one year “standstill” provision.

On November 4, 2020, Goldman Sachs provided Centerview with a revised draft of the Non-Disclosure Agreement.

On November 5, 2020, Parent and the Company entered into the Non-Disclosure Agreement.

On November 6, 2020, representatives of Parent, including Dr. Kress, Dr. Roland Wandeler, Chief Operating Officer, Dr. Malte Peters, Chief Research and Development Officer, and Dr. Barbara Krebs-Pohl, SVP, Global Head of BD&L and Alliance Management, and representatives of the Company held a call to further discuss Parent’s due diligence questions regarding the Company.

On November 9 and 10, 2020, the Parent Supervisory Board held meetings to discuss the potential transaction involving the Company and receive updates regarding Parent’s due diligence regarding the Company.

On November 12, 2020, representatives of Parent, including Dr. Kress, Dr. Wandeler, Dr. Peters, and Dr. Krebs-Pohl, and representatives of the Company’s management team held a call to further discuss a potential transaction involving the Company.

On November 13, 2020, Parent determined to discontinue conversations regarding a potential transaction. Parent and the Company did not re-engage until early March 2021. Between November 2020 and March 2021, Parent continued to evaluate other potential strategic opportunities.

That same day, on November, 13, 2020, Dr. Kress called Mr. Raythatha to inform him that Parent would be discontinuing their discussion of a potential transaction. Dr. Kress and Mr. Raythatha agreed to stay in touch over the coming months and that Parent would consider whether to reengage with the Company as future results were available.

On March 4, 2021 a representative of Centerview contacted Dr. Kress to inform Parent of newly available data and results.

On March 17, 2021, Mr. Prosek emailed Dr. Krebs-Pohl to assess whether Parent would be interested in restarting discussions with the Company regarding a global co-development and co-commercial partnership for CPI-0209 .

On March 23, 2021, Mr. Prosek called Dr. Krebs-Pohl to discuss the Company’s ongoing programs. Mr. Prosek and Dr Krebs-Pohl further discussed the Company’s desire to enter into a potential partnership arrangement regarding certain ongoing programs.

On April 1, 2021, Dr. Kress and a representative of Centerview discussed Company’s openness to reengage with Parent and if there was interest from Parent, that it should reengage with Company regarding a potential strategic transaction.

On April 6, 2021, Mr. Prosek called Dr. Krebs-Pohl to further discuss the Company’s programs, including certain data and reports.

On April 8, 2021, Mr. Prosek provided representatives of Parent with responses to certain diligence questions of Parent regarding the Company’s data and reports.

Also on April 8, 2021, representatives of Parent, including Dr. Krebs-Pohl called representatives of the Company, including Mr. Prosek to further discuss the Company’s programs, including certain data and reports.

On April 9, 2021, Dr. Kress called a representative of Centerview to obtain permission from the Company to contact certain financing sources of Parent to begin confidential discussions regarding the Company and a potential transaction.

On April 12, 2021, representatives of the Company and Parent exchanged emails regarding additional diligence questions, and the possibility of granting Parent access to a data room containing responsive data to facilitate additional due diligence.

On April 13, 2021, Karen Valentine, Chief Legal Officer and General Counsel of the Company called Charlotte Lohmann, SVP, General Counsel, Legal, Compliance and IP of Parent to discuss an amendment to the Non-Disclosure Agreement (the “Amended Non-Disclosure Agreement”) to broaden the list of permitted sources Parent was permitted to contact in connection with a potential financing involving the Company. Later that day, Ms. Valentine sent Ms. Lohmann a draft of the Amended Non-Disclosure Agreement.

On April 14, 2021, Parent provided the Company with an updated draft of the Amended Non-Disclosure Agreement, which the parties subsequently executed later that same day.

On April 17, 2021, representatives of Parent, including Dr. Krebs-Pohl and Dr. Peters called representatives of the Company, including Mr. Prosek and Jeffrey Humphrey, Chief Medical Officer, to further discuss the Company’s programs.

Over the course of April 19 and 20, 2021, Dr. Krebs-Pohl contacted Mr. Prosek to further discuss the diligence topics that the parties discussed during their conversation on April 17, 2021.

On April 21, 2021, Parent submitted a revised non-binding proposal to acquire 100% of the equity interests of the Company at $34.00 per share, consisting of $29.00 per share in cash and $5.00 per share of Parent stock (the “April 21 Proposal”). The April 21 Proposal indicated that the consideration would be paid through a combination of cash on Parent’s balance sheet and through the monetization of certain of Parent’s royalty streams. The April 21 Proposal indicated that Parent had made substantial progress on its due diligence and included a list of key diligence items that remain outstanding. Parent indicated that it was prepared to complete its remaining diligence and finish negotiation of a definitive agreement within three weeks.

That same day, on April 21, 2021, Dr. Kress called Mr. Raythatha to discuss the April 21 Proposal. Mr. Raythatha made no comment on the price reflected in the April 21 Proposal and did not suggest a potential counteroffer or a price at which the Company would be willing to engage with Parent.

On April 22, 2021, Dr. Kress contacted a representative of Centerview informing them of the April 21 Proposal and confirming that Goldman Sachs, Parent’s financial advisor, would contact them regarding the April 21 Proposal. Later that day, a representative of Goldman Sachs contacted a representative of Centerview to discuss the April 21 Proposal.

On April 29 and 30, 2021, Parent and the Company conducted a series of due diligence calls to discuss Parent’s continued review of the Company’s business, including topics related to intellectual property, legal matters, CMC/manufacturing, and regulatory matters (including preclinical and clinical trials and safety). That same day, Parent also submitted a number of supplemental diligence questions to the Company regarding the Company’s business. Over the course of May 2021, Parent would occasionally submit additional supplementary diligence questions and requests. The Company responded to these requests and provided more information to the data room, access to which had been granted to Parent earlier in the process.

On April 30, 2021, the Parent Deal Committee met to discuss Parent’s ongoing business development activities, including an update regarding the ongoing potential transaction involving the Company.

On May 14, 2021, the Company provided Parent with access to additional diligence materials in its data room.

Later that day on May 14, 2021, representatives from Wachtell, Lipton, Rosen & Katz, the Company’s legal advisor (“Wachtell”) called representatives from Skadden, Arps, Slate, Meagher & Flom LLP, Parent’s legal advisor (“Skadden”) to discuss the timing and status of the proposed transaction and the potential monetization of Parent’s royalty streams.

On May 15, 2021, Dr. Kress and Mr. Raythatha had a call to discuss the status of the transaction and the potential monetization of Parent’s royalty streams.

On May 18, 2021, Wachtell sent Skadden an initial draft of the Merger Agreement. Wachtell and Skadden would continue to revise and exchange drafts of the Merger Agreement through June 1, 2021.

Also on May 18, 2021, Parent held a meeting of the Parent Supervisory Board to discuss the status of the potential transaction. During the meeting it was noted that the Company had not yet provided any price guidance in response to the April 21 Proposal, but that Parent might be asked to improve their proposal in the event the transaction were to proceed.

On May 21, 2021, representatives from Skadden called representatives from Wachtell to discuss the Company’s initial draft of the Merger Agreement.

On May 23, 2021, Parent signed a non-binding offer with Royalty Pharma plc (“Royalty Pharma”) regarding a strategic partnership, which included the monetization of certain royalties.

On May 23, 2021, Skadden provided Wachtell with an updated draft of the Merger Agreement.

On May 24, 2021, representatives from Skadden called representatives from Wachtell to discuss the Merger Agreement and the status of Parent’s ongoing discussions regarding a potential royalty monetization transaction.

On May 25, 2021, Maria Castresana Jáuregui, Senior Vice President Global Human Resources of Parent called Brenda Sousa, Chief Human Resources Officer of the Company, Emma Reeve, Chief Financial Officer of the Company, Mr. Prosek and Michaela Levin, Director of Business Development of the Company to discuss certain human resources matters relating to the potential transaction and the Merger Agreement.

On May 26, 2021, the Parent Supervisory Board met to discuss the status of the Merger Agreement and the negotiations with Royalty Pharma and other potential financing sources on a potential royalty monetization transaction.

On May 26, 2021, Wachtell provided Skadden with an updated draft of the Merger Agreement.

On May 27, 2021, representatives of Goodwin Procter LLP (“Goodwin”), legal counsel to Royalty Pharma sent an initial draft of the documents relating to the royalty purchase (including a Royalty Purchase Agreement, a Synthetic Royalty Purchase Agreement, and a Development Funding Bond Purchase Agreement) (collectively, the “Initial Royalty Agreements”) to Skadden. These drafts were subsequently shared by Skadden with Wachtell. Skadden and Goodwin would continue to revise and exchange drafts of these agreements through the morning of June 2, 2021. Skadden continued to share drafts with Wachtell as they were exchanged between Skadden and Goodwin.

Also on May 28, 2021, representatives of Skadden and Wachtell discussed certain unresolved items in the Merger Agreement.

Also on May 28, 2021, representatives of Centerview and representatives of Goldman Sachs held a call to discuss the transaction process.

Later that afternoon on May 29, 2021, Skadden sent Wachtell an updated draft of the Merger Agreement.

On May 29, 2021, Skadden sent Goodwin an updated draft of the Initial Royalty Agreements and an Investment Agreement regarding Royalty Pharma’s equity investment in Parent (collectively, the “Royalty Agreements”).

On May 30, 2021, representatives of Goldman Sachs contacted representatives of Centerview to inform them that Parent would be submitting a non-binding proposal to acquire 100% of the equity interests of the Company for $34.00 per share in cash (the “May 30 Proposal”), that the proposal contemplated the launching of a tender offer followed by a merger in accordance with Section 251(h) of the DGCL, and that Parent was prepared to sign and announce the transaction after the close of trading in the United States on Tuesday, June 1, 2021. Also on May 30, 2021, representatives of Skadden contacted representatives of Wachtell to inform them that as a result of the change in transaction structure contemplated by the May 30 Proposal, Skadden would provide an updated draft of the Merger Agreement.

Also on May 30, 2021, representatives of Goldman Sachs and Centerview held a call to discuss the May 30 Proposal. Representatives from Centerview indicated that Parent may be asked to improve the offer.

Later that day on May 30, 2021, Ms. Jáuregui and Sung Lee, Chief Financial Officer of Parent and Ms. Reeve and Ms. Sousa held a call to discuss the establishment of an employee retention plan.

Also on the afternoon of May 30, 2021, Wachtell sent Skadden an updated draft of the Merger Agreement.

Also on May 30, 2021, Mr. Raythatha called Dr. Kress to acknowledge the May 30 Proposal and inform Dr. Kress that the Company was prepared to accept the $34.00 per share in cash offer as set forth in the May 30 Proposal. Later that same day on May 30, 2021, representatives of Centerview separately called representatives of Goldman Sachs to also inform them that the Company had agreed to a price of $34.00 per share in cash as set forth in the May 30 Proposal.

On the evening of May 30, 2021, Skadden sent Wachtell a draft of the Merger Agreement reflecting the change in structure from a one step merger including stock consideration to an all-cash tender offer pursuant to the terms of the May 30 Proposal.

Also on May 31, 2021, representatives of Parent called representatives of the Company to discuss a joint communications plan relating to the announcement of the transaction.

Also on the evening of May 31, 2021, Wachtell sent Skadden a revised draft of the Merger Agreement. Later that evening, representatives of Wachtell called representatives of Skadden to discuss open points in the

Merger Agreement, including, among other things, the mechanics of the offer (including the time frame to commence the offer), the conditions to the offer, and the termination provisions (including the termination fee that would be paid to Parent under certain specified circumstances).

On the morning of June 1, 2021, Skadden sent Wachtell a revised draft of the Merger Agreement. Later that morning, representatives of Wachtell and Skadden held a call to discuss open points in the Merger Agreement.

On the afternoon of June 1, 2021, Wachtell sent Skadden an updated draft of the Merger Agreement. Later that day on June 1, 2021 a representative of Skadden called a representative of Wachtell to confirm the termination fee amount under the Merger Agreement. Later that night on June 1, 2021, Skadden sent Wachtell a final draft of the Merger Agreement which a representative of Wachtell confirmed was finalized.

Also on the afternoon of June 1, 2021, Parent held a meeting of the Parent Supervisory Board to discuss the status of the transaction, including an overview of the terms of the transaction and an update regarding Parent’s May 30 Proposal.

Also on June 1, 2021, Dr. Kress and Mr. Raythatha spoke regarding the ongoing potential transaction.

Over the course of June 1, 2021 and the morning of June 2, 2021, Parent and Royalty Pharma worked to finalize the terms of the Royalty Agreements. In the early morning of June 2, 2021, Skadden and Goodwin indicated that negotiation of the Royalty Agreements was complete, and Skadden subsequently relayed this information to Wachtell.

At 6:00 am New York City time on June 2, 2021, the Parent Management Board and Parent Supervisory Board held a joint meeting to review, together with representatives of Goldman Sachs and Skadden, the Merger, the Offer and the Royalty Agreements. The Parent Management Board considered the Merger, the Offer and the Royalty Agreements and resolved to unanimously approve the Merger, the Offer and the Royalty Agreements. Thereafter, the Parent Supervisory Board considered the resolutions passed by the Parent Management Board and the Merger, the Offer and the Royalty Agreement. The Parent Supervisory Board resolved to unanimously approve the resolutions of the Parent Management Board and the Merger, the Offer and the Royalty Agreements.

Soon after the meeting of the Parent Management Board and the Parent Supervisory Board, on the morning of June 2, 2021, Parent, Purchaser and the Company executed the Agreement. Parent subsequently notified the Federal Financial Supervisory Authority in Germany of the entry into the Merger Agreement and the Royalty Agreements. Shortly thereafter, before trading began in the United States on the morning of June 2, 2021, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement.

On June 16, 2020 Parent and Purchaser commenced the Offer and filed this TO-C.

11.	Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.

Purpose of the Offer and Plans for the Company

Purpose of the Offer

The purpose of the Offer and the Merger is for Parent and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger, Parent will acquire all of the stock of the Company not purchased pursuant to the Offer or otherwise. Stockholders of the Company who sell their Shares in the Offer will cease to have any equity interest in the Company or any right to participate in its earnings and future growth.

Merger Without a Stockholder Vote

If the Offer is consummated, we do not anticipate seeking the approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger (the “Closing”) without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL, upon the terms and subject to the satisfaction or waiver of the conditions to the Merger, as soon as practicable after the consummation of the Offer. Accordingly, we do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Plans for the Company

At the Effective Time, the certificate of incorporation of the Company will be amended and restated in its entirety pursuant to the terms of the Merger Agreement to match the certificate of incorporation of Purchaser as was in effect immediately prior to the Effective Time, except that references to the name of Purchaser will be replaced by references to the name of the Surviving Corporation. As of the Effective Time, the bylaws of the Surviving Corporation will be amended and restated to conform to the bylaws of Purchaser as were in effect immediately prior to the Effective Time, except that references to the name of Purchaser will be replaced by references to the name of the Surviving Corporation. Purchaser’s directors and officers immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. See “Summary of the Merger Agreement—Board of Directors and Officers” below.

Parent and Purchaser are conducting a detailed review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider which changes would be desirable in light of the circumstances that exist upon completion of the Offer and the Merger. Parent and Purchaser will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential in conjunction with the Company’s or Parent’s existing businesses. Possible changes could include changes in the Company’s business, corporate structure, certificate of incorporation, bylaws, capitalization, board of directors and management. Plans may change based on further analysis and Parent, Purchaser and, after completion of the Offer and the Merger, the reconstituted board of directors of the Company reserves the right to change their plans and intentions at any time, as deemed appropriate.

Except as disclosed in this Offer to Purchase, Parent and Purchaser do not have any present plan or proposal that would result in the acquisition by any person of additional securities of the Company, the disposition of securities of the Company, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or the sale or transfer of a material amount of assets of the Company.

Summary of the Merger Agreement and Certain Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9—“Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Offer and the Merger. It is not intended to provide any other factual information about Parent, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were (except as expressly set forth therein) solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk among the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in confidential disclosure schedules that were provided by the Company to Parent and Purchaser but not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement, except with respect to their right to receive the Offer Price following the Offer Acceptance Time or to receive the Merger Consideration (as defined below). Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Offer

The Merger Agreement provides that Purchaser will commence the Offer no later than June 16, 2021. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction or, to the extent waivable by Parent or Purchaser, the waiver of the Offer Conditions that are described in Section 13—“Conditions of the Offer.” Subject to the satisfaction or waiver of the Offer Conditions that are described in Section 13—“Conditions of the Offer,” the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, promptly after (and in any event prior to 9:30 a.m. New York City time on the business day following) the Expiration Date, irrevocably accept for payment all Shares tendered and not validly withdrawn pursuant to the Offer and, promptly after the Offer Acceptance Time (and in any event no later than two business days after the Offer Acceptance Time), pay for such Shares. The Offer will expire at one minute after 11:59 p.m., New York City time on July 14, 2021, unless we extend the Offer pursuant to the terms of the Merger Agreement. Parent will use its reasonable best efforts to keep the Company reasonably informed on a reasonably current basis of the status of the Offer and, upon the Company’s written request, will use its reasonable best efforts to provide the Company (as soon as practicable) with the most recent report then available from the Depository detailing the number of Shares that have been validly tendered and not validly withdrawn in accordance with the Offer’s terms, as soon as practicable.

Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement, except that the Company’s prior written approval is required for Parent or Purchaser to:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares sought to be purchased in the Offer;

•	impose conditions on the Offer in addition to the Offer Conditions;

•	amend, modify or waive the Minimum Condition, the Termination Condition, the Antitrust Condition or the Governmental Impediment Condition;

•

amend or modify any other term of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in its capacity as such, or that would or would reasonably be expected to, individually or in the aggregate, materially impair, prevent or materially delay Parent’s or Purchaser’s ability to consummate the Transactions in a timely manner;

•	terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as required or provided by the terms of the Merger Agreement; or

•	provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.

The Merger Agreement contains provisions to govern the circumstances under which Purchaser is required to, and Parent is required to cause Purchaser to, extend the Offer. Specifically, the Merger Agreement provides that:

•

if, as of the then scheduled Expiration Date, any Offer Condition has not been satisfied (unless such condition is waivable by Purchaser or Parent and has been waived), Purchaser, in its discretion may (and without the Company’s or any other person’s consent) extend the Offer for additional periods of up to ten business days per extension, to permit such Offer Condition to be satisfied;

•

Purchaser has agreed to (and Parent has agreed to cause Purchaser to) extend the Offer from time to time for any period required by any legal requirement, any interpretation or position of the SEC or its staff or Nasdaq applicable to the Offer, and for periods of up to ten business days per extension until any waiting period or any extension thereof applicable to the consummation of the Offer under the HSR Act has expired or terminated; and

•

in the event any Offer Condition is not satisfied and has not been waived as of the then-scheduled Expiration Date, Purchaser has agreed to, and Parent has agreed to cause Purchaser to, upon the Company’s request, extend the Offer on one or more occasions for an additional period of up to ten business days per extension, to permit such Offer Condition to be satisfied.

However, Purchaser is not required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement in compliance with its terms and the End Date (defined in the Merger Agreement as December 1, 2021, or as late as March 1, 2022 in the event the End Date has been extended as provided in the Merger Agreement) (such earlier occurrence, the “Extension Deadline”) and may not extend the Offer beyond the Extension Deadline without the Company’s prior written consent. Purchaser will not terminate or withdraw the Offer or permit the Offer to expire before the earlier of the Expiration Date or the Merger Agreement’s valid termination in compliance with its terms without the Company’s prior written consent.

Upon any valid termination of the Merger Agreement, Purchaser has agreed that it will (and Parent will cause Purchaser to) immediately, irrevocably and unconditionally terminate the Offer and Purchaser will not acquire any Shares pursuant to the Offer.

The Merger

The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with Section 251(h) of the DGCL, at the Effective Time,

Purchaser will be merged with and into the Company, the separate existence of Purchaser will cease, and the Company will continue as the Surviving Corporation in the Merger. The Merger will be governed by and effected under Section 251(h) of the DGCL. Accordingly, Parent, Purchaser and the Company have agreed to take all necessary action to cause the Merger to become effective promptly following (but in any event on the same date as) the Offer Acceptance Time without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL, upon the terms and subject to the satisfaction or waiver of the conditions to the Merger.

As of the Effective Time, subject to the terms and conditions of the Merger Agreement, the certificate of incorporation of Purchaser, as in effect immediately prior to the Effective Time, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable legal requirements, except that the name of the Surviving Corporation will be “Constellation Pharmaceuticals, Inc.”

As of the Effective Time, subject to the terms and conditions of the Merger Agreement, the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable legal requirements, except that the name of the Surviving Corporation will be “Constellation Pharmaceuticals, Inc.”

As of the Effective Time and until the sixth anniversary thereof, the certificate of incorporation, bylaws and other charter and organizational documents of the Surviving Corporation and each of its subsidiaries will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of individuals who were, prior to the Effective Time, directors, officers, employees or agents of the Company or its subsidiaries or any of their predecessor entities, than are presently set forth in the certificate of incorporation, bylaws and other charter and organizational documents of the Company and each of its subsidiaries, as amended through the Effective Time, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals or any of their successors, assigns or heirs.

The obligations of the Company, Parent and Purchaser to complete the Merger are subject to the satisfaction or valid waiver as of the Closing of the following conditions:

•

there has not been issued by any governmental body in any jurisdiction in which Parent or the Company has material business operations, and remaining in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, and no legal requirement has been promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any governmental body in any jurisdiction in which Parent or the Company has material business operations, which prohibits or makes illegal the consummation of the Merger (except that no party may invoke this clause unless such party has taken all actions required under the Merger Agreement to have any such order lifted); and

•	Purchaser (or Parent on Purchaser’s behalf) must have accepted for payment all Shares validly tendered pursuant to the Offer and not validly withdrawn.

None of the Company, Parent or Purchaser may rely on the failure of any closing condition to be satisfied if such party, by failing to perform any of its covenants, obligations or agreements under the Merger Agreement, proximately caused such failure.

Board of Directors and Officers

Following the Effective Time, the board of directors and officers of the Surviving Corporation will be the respective individuals who served as the directors and officers of Purchaser as of immediately prior to the Effective Time, until their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal.

Conversion of Capital Stock at the Effective Time

Shares outstanding immediately prior to the Effective Time (other than Shares held by the Company (or held in the treasury of the Company) or Shares held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, which will be canceled and retired and cease to exist without consideration or payment (collectively, the “Excluded Shares”); and Shares held by a holder who properly exercises and perfects appraisal rights in accordance with Section 262 of the DGCL with respect to such Shares) will be converted at the Effective Time into the right to receive $34.00 per Share (the “Merger Consideration”), net to the seller in cash without interest and subject to any applicable withholding of taxes.

Each share of Purchaser’s common stock outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

Promptly after (and in any event no later than the second (2nd) business day after) the Offer Acceptance Time, Parent will deposit, or will cause to be deposited, with Computershare Trust Company, N.A. (the “Paying Agent”), cash as and when required in amounts sufficient to make the payment of the aggregate Offer Price. On or prior to the Closing date, Parent will deposit, or will cause to be deposited, with the Paying Agent cash as and when required in amounts sufficient to pay the aggregate Merger Consideration in the Merger.

Treatment of Equity Awards

•

Stock Options. Pursuant to the Merger Agreement, each option to purchase Shares granted by the Company (each a “Company Option”) that is outstanding and unexercised, whether or not vested and which has a per share exercise price that is less than the Merger Consideration, will be cancelled and converted into the right to receive a cash payment equal to (i) the total number of Shares subject to such Company Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price per Share under such Company Option. The Surviving Corporation must pay the amounts provided for net of any applicable tax withholding payable as soon as reasonably practicable after the Effective Time (but no later than the second payroll period after the Effective Time).

•

Treatment of Company ESPP. As soon as practicable following the date of the Merger Agreement, the board of directors of the Company (the “Company Board”), or, if appropriate, any committee administering the Company’s 2018 Employee Stock Purchase Plan (the “Company ESPP”), will adopt resolutions providing that (i) no offering period will be commenced under the Company ESPP after the date of the Merger Agreement and (ii) the Company ESPP will terminate, effective as of immediately prior to, and subject to the occurrence of, the Effective Time.

•

Treatment of Company Warrants. Each warrant to purchase Shares issued by the Company (the “Company Warrants”) that remain unexercised and outstanding as of immediately prior to the Effective Time will terminate in accordance with the terms of such Company Warrants.

Representations and Warranties

This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent, Purchaser or the Company, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure schedules delivered by the Company to Parent in connection with the Merger Agreement. The representations and warranties were negotiated with the principal purpose of allocating risk among the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

In the Merger Agreement, the Company has made representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters, such as due organization, organizational documents, good standing, qualification, power and authority;

•	capitalization;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of organizational documents, contracts or applicable law as a result of the Offer or Merger;

•	SEC filings and financial statements;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9;

•	disclosure controls and internal controls over financial reporting;

•	absence of certain changes since March 31, 2021;

•	absence of a Material Adverse Effect (as defined below) from March 31, 2021 through the Date of the Merger Agreement;

•	real property;

•	intellectual property;

•	material contracts;

•	absence of undisclosed liabilities;

•	compliance with legal requirements;

•	regulatory matters;

•	compliance with anti-corruption and anti-bribery laws;

•	permits and licenses;

•	tax matters;

•	employees and employee benefit plans, including ERISA and certain related matters;

•	labor matters;

•	environmental matters;

•	insurance;

•	absence of litigation;

•	state takeover statutes;

•	opinion of the Company’s financial advisor; and

•	brokers’ fees and expenses.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Material Adverse Effect.” A “Material Adverse Effect” means any event, occurrence, change or development that has a material adverse effect on the business, results of operations or financial condition of the Company and its subsidiaries taken as a whole. The definition of “Material Adverse Effect” excludes the following from constituting or being taken into account in determining whether there has been, or would reasonably be expected to be a Material Adverse Effect:

(i)

any change in the market price or trading volume of the Company’s stock (except that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a Material Adverse Effect);

(ii)

the execution, announcement or pendency of the Merger Agreement or the terms thereof (including the identity of Parent or Purchaser) or the announcement, pendency or consummation of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company with employees, labor unions, works councils, financing sources, customers, franchisees, suppliers, partners, governmental bodies or other business relationships;

(iii)

the general conditions or trends in the industries in which the Company and its subsidiaries operate or in the economy generally or other general business, financial or market conditions, including competition in geographic, product or service areas;

(iv)	domestic, foreign or global political conditions, economic, regulatory, financial or capital markets conditions (including interest rates, exchange rates, tariffs, trade wars and credit markets);

(v)

any act of civil unrest, civil disobedience, protests, public demonstrations, insurrection, terrorism, war, cyberterrorism, military activity, sabotage or cybercrime, national or international calamity or any other similar event, including an outbreak or escalation of hostilities involving the United States or any other governmental body or the declaration by the United States or any other governmental body of a national emergency or war, or any worsening of any such conditions threatened or existing on the date of the Merger Agreement;

(vi)	any natural or manmade disasters, epidemics, pandemics or disease outbreaks (including COVID-19) or any acts of God;

(vii)	changes to applicable legal requirements (including COVID-19 Measures (as defined in the Merger Agreement));

(viii)

any determination by, or delay of a determination by, the U.S. Food and Drug Administration or any other governmental body, or any panel or advisory body empowered or appointed thereby, or any indication that any such entity, panel or body will make any determination or delay in making any determination, with respect to the approvability, manufacturing, labeling, contents of package insert, prescribing information, risk management profile, chemistry, manufacturing and controls matters or pre-approval inspection matters relating to any product candidates of the Company and its subsidiaries or any products or product candidates of any competitors of the Company and its subsidiaries, or any requirement relating to the results of any pre-clinical or clinical testing being conducted by or on behalf of the Company and its subsidiaries, any of its competitors or any of their respective collaboration partners, including any requirement to conduct further clinical trials or any delayed or accelerated launch of any product candidates of the Company and its subsidiaries or any products or product candidates of any competitors of the Company and its subsidiaries;

(ix)

the results of, or any data derived from, any pre-clinical or clinical testing being conducted by or on behalf of the Company and its subsidiaries, any of its competitors or any of their respective collaboration partners or any announcement thereof;

(x)

increased incidence or severity of any previously identified side effects (including toxicity), adverse events or safety observations, or reports of new side effects, adverse events or safety observations, with respect to any product candidates of the Company and its subsidiaries or any products or product candidates of any competitors of the Company and its subsidiaries;

(xi)

any recommendations, statements or other pronouncements made, published or proposed by professional medical organizations or any governmental body or representative thereof, or any panel or advisory body empowered or appointed thereby, relating to any product candidates of the Company and its subsidiaries or any products or product candidates of any competitors of the Company and its subsidiaries;

(xii)	any supply chain disruption affecting product candidates of the Company and its subsidiaries or any products or product candidates of any competitors of the Company and its subsidiaries;

(xiii)

any determination or development relating to coverage, reimbursement or payor rules or policies applicable to, or pricing of, any product candidates of the Company and its subsidiaries or any products or product candidates of any competitors of the Company and its subsidiaries;

(xiv)

the failure of the Company to meet internal or analysts’ expectations or projections, forecasts, guidance, estimates or budgets (except that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a Material Adverse Effect);

(xv)	any legal proceeding relating to or resulting from the Merger Agreement or the transactions contemplated under the Merger Agreement;

(xvi)

any action taken by the Company at the written direction of Parent or any action expressly required or permitted to be taken by Parent, Purchaser or the Company pursuant to the terms of the Merger Agreement, or the failure of the Company to take any action that the Company is prohibited by the terms of the Merger Agreement from taking or which the Company did not take on account of withheld consent from Parent;

(xvii)	any breach by Parent or Purchaser of the Merger Agreement;

(xviii)	any matter to the extent expressly set forth on the Company’s confidential disclosure schedules to the Merger Agreement; or

(xix)

any change in any legal requirement or GAAP or any other applicable accounting principles or standards (or change in interpretations of any legal requirement or GAAP or any other applicable accounting principles or standards) after the date of the Merger Agreement;

except that, to the extent such events, circumstances, conditions, changes, developments or effects referred to in clauses (iii), (iv), or (v) above has had or would reasonably be expected to have, individually or in the aggregate, a disproportionate adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, relative to other biopharmaceutical companies with products or product candidates that are, or are reasonably likely to be, competitive with the products of the Company and its subsidiaries (and, in the case of biopharmaceutical companies with multiple product lines or divisions, relative only to the products or product candidates that are, or are reasonably likely to be, competitive with the products of the Company and its subsidiaries), in which case only the incremental disproportionate impact will be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur.

In the Merger Agreement, Parent and Purchaser have made representations and warranties to the Company with respect to:

•	corporate matters, such as due organization, good standing, power and authority;

•	the formation and activities of Purchaser;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9;

•	absence of litigation;

•	sufficiency of funds to consummate the Offer and the Merger;

•	ownership of securities of the Company;

•	independent investigation regarding the Company;

•	broker’s fees and expenses; and

•	financing.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality,” the ability to consummate the transactions contemplated by the Merger Agreement or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any event, occurrence, change or development that would or would reasonably be expected to, individually or in the aggregate, materially impair, prevent or materially delay Parent’s or Purchaser’s ability to consummate the Transactions in a timely manner on the terms set forth in the Merger Agreement.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement will survive the Effective Time.

Access to Information

From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms, upon reasonable advance notice, the Company will and will use reasonable best efforts to cause the respective officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives (collectively, the “Representatives”) of the Company to provide Parent and Parent’s Representatives with reasonable access during the Company’s normal business hours to the Company’s designated Representatives and assets, books, records, work papers and other documents and information relating to the Company and its subsidiaries as Parent may reasonably request for the purpose of preparing for the Closing (it being understood that any such access will be conducted at Parent’s expense at a reasonable time, under the supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company). The Company also will, solely for purposes of integration planning and Parent’s monitoring of the Company’s cash position and compliance with the Company’s compliance with its covenants under the Merger Agreement, reasonably consult with Parent in respect of such matters, and use reasonable best efforts to provide to Parent weekly, or as otherwise reasonably requested by Parent, a written cash management report describing the Company’s and its subsidiaries’ cash position and use of cash for the preceding week and a cash forecast for the succeeding week and such other related information as Parent otherwise reasonably requests, and participate in discussions weekly, or as otherwise reasonably requested by Parent, to review any such cash management reports, cash forecasts or other related information (it being understood that such cash management reports, cash forecasts or other related information and such discussions will be provided for disclosure purposes only and will not be deemed to broaden or narrow any of the representations, warranties or covenants of the Company contained in the Merger Agreement). With respect to any information disclosed to Parent by the Company, Parent will, and will instruct its Representatives to, comply with Parent’s obligations under the Non-Disclosure Agreement (as defined in Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”).

Conduct of Business Pending the Merger

The Company has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms it will, and will cause each of its subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the ordinary course in all material respects, except as expressly provided by the Merger Agreement or required by applicable legal requirements, as consented to in writing by Parent (which consent may not be unreasonably withheld, delayed or conditioned), for any action required to be taken, reasonably taken or not taken pursuant to any COVID-19 Measures (as defined in the Merger Agreement) or which is required to be taken, reasonably taken or not taken in response to COVID-19 or any other pandemic, epidemic or disease outbreak, as determined by the Company in its reasonable discretion or as disclosed prior to execution of the Merger Agreement in the Company’s confidential disclosure schedules. In addition, the Company will not, and will cause each of its subsidiaries not to, among other things and subject to specified exceptions (including specified ordinary course exceptions):

•

establish a record date for, declare, set aside, pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares) (other than dividends paid by a wholly owned subsidiary of the Company);

•

repurchase, redeem or otherwise reacquire any of the Shares, or any rights, warrants or options to acquire any of the Shares (other than to satisfy the exercise price and/or tax obligations with respect to the Company Options upon exercise);

•	split, combine, subdivide or reclassify any Shares or other equity interests;

•

sell, issue, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, delivery, pledge, transfer, encumbrance or grant by the Company or any of its subsidiaries (except under any agreements in effect as of the date of the Merger Agreement or except for transactions between the Company and any wholly owned subsidiary of the Company) of (A) any capital stock, equity interest or other security of the Company or any of its subsidiaries, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security of the Company or any of its subsidiaries (or valued based upon any equity interest or other security of the Company or any of its subsidiaries) or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security (except that the Company may issue Shares in connection with the exercise of Company Options and Company Warrants outstanding on the date of the Merger Agreement in accordance with their terms);

•

except as required by employee plans in effect on the date of the Merger Agreement, (A) increase the compensation or other benefits payable or provided to the Company’s directors or officers or take any action to accelerate the time of payment or vesting of any material compensation or benefit, (B) enter into any employment, bonus, incentive compensation, change of control, severance, retention or similar agreement with any employee of the Company, (C) enter into any trust, annuity or insurance contract or similar agreement or take any other action to fund or otherwise secure the payment of any compensation or benefit, (D) establish, adopt, enter into or amend any employee plan that would result in a material increase in cost to the Company (except as permitted in clause (B) above) or (E) hire, engage, promote or terminate (other than for cause) any employee at the level of senior director or above;

•	amend or permit the adoption of any amendment to the Company’s certificate of incorporation or bylaws or other charter or organizational documents;

•

make or authorize any capital expenditure in the aggregate in excess of 120% above the amounts set forth in the Company’s confidential disclosure schedules to the Merger Agreement (other than pursuant to any contract in accordance with the terms thereof and without acceleration);

•

acquire, lease, license, sublicense, pledge, sell, transfer, assign or subject to any material encumbrance, other than permitted encumbrances, any asset or property that is material to the Company, except (A) for entering into immaterial nonexclusive license agreements, clinical trial agreements and material transfer agreements in the ordinary course of business, (B) pursuant to any contract in effect on the date of the Merger Agreement or permitted to be entered into under the Merger Agreement, (C) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the Company’s business or (D) for transactions between the Company and any wholly owned subsidiary;

•

lend money or make capital contributions or advances to, or make investments in, any person, incur or guarantee any indebtedness for borrowed money (except for (A) loans, capital contributions, advances or investments between the Company and any wholly owned subsidiary of the Company, (B) short-term loans, of not more than $1,000,000 in the aggregate, incurred in the ordinary course of business, (C) advances to employees and consultants for travel and other business-related expenses in the ordinary course of business, (D) extensions of trade credit in the ordinary course of business and (E) capital contributions or investments in any person in an amount of not more than $1,000,000 in the aggregate);

•

except in the ordinary course of business, enter into or terminate, amend or modify in any material respect, any material contract or enter into any contract which would have been a material contract if it were in effect on the date of the Merger Agreement;

•

settle release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim), other than any settlement, release, waiver or compromise that both (A) does not relate to any legal proceeding or claim brought by the stockholders of the Company against the Company and/or its directors relating to the Transactions or a breach of the Merger Agreement or any other agreements contemplated under the Merger Agreement, and either (B) (1) results solely in a monetary obligation involving only the payment of monies by the Company or its subsidiaries of not more than $1,000,000 in the aggregate (excluding any settlements made under the following clause (2)); (2) results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, the Company or its subsidiaries and the payment of monies by the Company or its subsidiaries that are not funded by an indemnity obligation or through insurance policies and are not more than $1,000,000 in the aggregate; or (3) that results in no monetary obligation of the Company or its subsidiaries or the Company’s or its subsidiaries’ receipt of payment, subject to certain specified exceptions;

•

modify, extend or enter into any collective bargaining agreement or other contract with any labor organization or recognize or certify any labor or trade union, labor organization, works council, or group of employees as the bargaining representative for any employees of the Company or its subsidiaries;

•	waive the restrictive covenant obligations of any current or former employee or independent contractor of the Company or its subsidiaries;

•

make any change in financial accounting policies, practices, principles, methods or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company, other than as required by GAAP (or any interpretation thereof) or Regulation S-X promulgated under the Exchange Act or other applicable rules and regulations of the SEC or applicable legal requirements;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or its subsidiaries;

•

(A) make, change or revoke any material tax election, (B) change any method of tax accounting or accounting period used for tax purposes, (C) settle or compromise any legal proceeding in respect of material taxes, (D) enter into any material “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of any state, local or foreign law) with any tax authority, (E) surrender any right to claim a material tax refund, (F) file an amended tax return with respect to a material amount of taxes, or (G) waive or extend the statute of limitations with respect to any tax or tax return (other than an extension obtained in the ordinary course of business in connection with filing tax returns); or

•	authorize, or agree or commit to take, any of the foregoing actions.

Filings, Consents and Approvals

Each of the Company, Parent and Purchaser has agreed to use its reasonable best efforts to take or cause to be taken all actions, to file, or cause to be filed, all documents, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable legal requirements, including applicable antitrust laws, to consummate and make effective the Transactions as soon as reasonably practicable (and in any event prior to the End Date), including (i) obtaining all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and expirations or terminations of waiting periods from governmental bodies and making all necessary registrations and filings and taking all steps as may be necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any governmental body in connection with any antitrust law and (ii) the execution and delivery of any additional instruments necessary to consummate the Transactions.

Each of the Company, Parent and Purchaser will (and will cause their affiliates to) promptly take all actions and steps requested or required by any governmental body as a condition to granting any consent, permit, authorization, waiver, clearance and approvals, and to cause the prompt expiration or termination of any applicable waiting period and to resolve objections, if any, as the U.S. Federal Trade Commission (the “FTC”),

the U.S. Department of Justice (the “DOJ”) or other governmental bodies of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or termination of waiting periods are sought with respect to the Transactions, so as to obtain such consents, permits, authorizations, waivers, clearances, approvals or termination of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) or other antitrust laws, and to avoid the commencement of a lawsuit by the FTC, the DOJ or other governmental bodies under any antitrust law, and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing the Closing or materially delaying the Offer Acceptance Time or the Closing or delaying the Offer Acceptance Time beyond the End Date, including: (i) negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, lease, license, divestiture or disposition of any entities, businesses, divisions, operations, products or product lines, assets, or intellectual property of Parent, Purchaser, the Company, or any of their respective subsidiaries or affiliates and (ii) otherwise taking or committing to take any actions with respect to the entities, businesses, divisions, operations, products or product lines, assets, or intellectual property of Parent, Purchaser, the Company, or any of their respective subsidiaries or affiliates (except for such actions, commitments, agreements, conditions or restrictions as would have a material adverse effect on the business of the Parent and the Company and its subsidiaries on a combined basis), provided that the Company and its subsidiaries are not required to take any such action, or agree to any such condition or restriction, unless such action, commitment, agreement or restriction is binding on the Company and its subsidiaries only in the event the Closing occurs.

Each of the Company, Parent and Purchaser further agree to defend through litigation on the merits any claim asserted in court by any party under antitrust laws in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that could restrain, delay or prevent the Closing by the End Date (provided that such litigation does not limit Purchaser’s and Parent’s obligation to take all actions and steps to eliminate each and every impediment identified in the Merger Agreement).

Each of the Company, Parent and Purchaser will (and will cause their respective affiliates, if applicable, to): (i) promptly (but no later than ten business days after the date of the Merger Agreement), make an appropriate filing of all notification and report forms as required by the HSR Act with respect to the Transactions and promptly make all other filings, notifications or other consents as may be required to be made or obtained by such party under any other antitrust laws and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings, notifications or other consents that are required to be made with, or obtained from, any other governmental bodies in connection with the Transactions or from any persons with respect to the contracts set forth on the Company’s confidential disclosure schedules.

In addition, each of the Company, Parent and Purchaser have also agreed, until the earlier of the Effective Time or the termination of the Merger Agreement pursuant to its terms, to use its reasonable best efforts to: (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other parties to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) promptly notify the other parties of the making or commencement of any request, inquiry, investigation, action or legal proceeding brought by a governmental body or brought by a third party before any governmental body, in each case, with respect to the Transactions, (iii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iv) promptly inform the other parties of any communication to or from the FTC, the DOJ or any other governmental body in connection with any such request, inquiry, investigation, action or legal proceeding, (v) promptly furnish to the other parties, subject to an appropriate confidentiality agreement to limit disclosure to outside counsel and consultants retained by such counsel, with copies of documents provided to or received from any governmental body in connection with any such request, inquiry, investigation, action or legal proceeding, (vi) consult in advance and cooperate with the other party and consider in good faith the other parties’ views in connection with any communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding (except that each party may, as it deems advisable and necessary, reasonably designate material provided to the other party as “Outside Counsel Only Material,” and also may redact the material as necessary to (A) remove competitively sensitive information, (B) remove references concerning valuation, (C) comply with contractual arrangements, (D) address legal privilege or (E) comply with applicable legal requirements), and (vii) except as may be prohibited by any governmental body or by any law, in connection with any such request, inquiry, investigation, action or legal proceeding in respect of the Transactions, each party will provide advance notice of and permit the other parties’ authorized Representatives to be present at each meeting, teleconference or videoconference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal made or submitted to any governmental body in connection with such request, inquiry, investigation, action or legal proceeding.

Each of the Company, Parent and the Purchaser will supply as promptly as reasonably practicable such information, documentation, other material or testimony that any governmental body may reasonably request, including by complying at the earliest reasonably practicable date with any reasonable request for additional information, documents or other materials any party or its subsidiaries receive from any governmental body in connection with such applications or filings for the Transactions. Purchaser will pay all filing fees under the HSR Act and any filings required under other applicable antitrust laws. Neither the Company, Parent nor the Purchaser will, without the prior consent of the other party, commit to or agree with any governmental body to stay, toll or extend any applicable waiting period under the HSR Act, or withdraw any notification filed under the HSR Act, or other applicable antitrust laws.

Prior to Closing, Parent and Purchaser have agreed not to, without the Company’s prior written approval, effect or agree to any business combination (whether structured as a merger, business combination, tender offer, exchange offer or similar transaction) or the acquisition of any assets, licenses, rights, product lines, operations or businesses of any person that would reasonably be expected to prevent, impair or materially delay consummation of the Transactions.

Employee Matters

Parent has agreed that, for a period of one year following the Effective Time, it will provide, or cause to be provided, to each employee of the Company and its subsidiaries who is employed immediately prior to the Effective Time and who remains actively employed by the Surviving Corporation or an affiliate during such one year period (a “Continuing Employee”) (i) a base salary or wage rate that is no less than that provided to such Continuing Employee by the Company or its subsidiaries immediately prior to the Effective Time, (ii) an annual cash incentive compensation opportunity with respect to fiscal year 2022 that is no less favorable than that provided to such Continuing Employee by the Company or its subsidiaries immediately prior to the Effective Time and (iii) other employee benefits that in the aggregate are no less favorable than either (A) those provided to such Continuing Employee by the Company or its subsidiaries immediately prior to the Effective Time or (B) those provided to similarly situated Parent employees who are employed in the United States. In addition, with respect to fiscal year 2022 (commencing with the annual grants to be made in April 2022), Parent will provide each Continuing Employee with an annual equity incentive compensation opportunity that is comparable to that provided to similarly situated United States employees of Parent and its subsidiaries.

To the extent that service is relevant for purposes of eligibility, vesting or benefit accrual under any compensation or benefit plan of Parent, the Surviving Corporation, or any of their respective affiliates in which a Continuing Employee participates following the Effective Time (but not for purposes of any defined benefit pension plan), Parent will ensure that such compensation or benefit plan will, for purposes of eligibility, vesting and benefit accrual, credit each Continuing Employee for service prior to the Effective Time with the Company and its affiliates or their respective predecessors to the same extent that such service was recognized prior to the Effective Time under the corresponding employee plan. However, such service is not required to be recognized solely to the extent that such recognition would result in a duplication of benefits for the same period of service. Following the Effective Time, Parent or an affiliate of Parent will, with respect to each Continuing Employee, (a) waive any preexisting condition limitations otherwise applicable to such Continuing Employee and his or her eligible dependents under any plan of Parent or an affiliate of Parent that provides health benefits in which such Continuing Employee is eligible to participate following the Effective Time (other than any limitations in effect with respect to such Continuing Employee and his or her eligible dependents immediately prior to the Effective Time under the corresponding employee plan), (b) honor any deductible, co-payment and out-of-pocket maximums incurred by such Continuing Employee and his or her eligible dependents under the health plans in which they participated immediately prior to transitioning into a plan of Parent or an affiliate of Parent during the portion of the calendar year prior to such transition in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Parent or an affiliate of Parent, and (c) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such Continuing Employee and his or her eligible dependents on or after the Effective Time, in each case to the extent such Continuing Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous employee plan prior to the Effective Time.

Following the Closing, Parent will cause the Surviving Corporation to pay to each employee who, (1) immediately prior to the Effective Time, is employed by the Company or its subsidiaries and is eligible to participate in a 2021 annual bonus program of the Company or its subsidiaries, and (2) remains employed with the Surviving Corporation or an affiliate on the date such annual bonus would be payable under the Company’s ordinary course payment schedule (which is no later than March 15, 2022), an annual bonus payment with respect to 2021, which bonus payment will be equal to such employee’s target annual bonus for 2021.

No provision of the Merger Agreement is intended to, or will, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, and no current or former employee or any other individual associated therewith will be regarded for any purpose as a third-party beneficiary of the Merger Agreement or have the right to enforce the provisions thereof. Nothing in the Merger Agreement will be construed to create a right in any person to employment with Parent, the Surviving Corporation or any other affiliate of the Surviving Corporation or to any compensation or benefits and the employment of each Continuing Employee will be “at will” employment.

Directors’ and Officers’ Indemnification and Insurance

Parent has agreed that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) now existing in favor of the current or former directors or officers of the Company and its subsidiaries and any indemnification agreement or other similar agreements of the Company and any of its subsidiaries, in each case as in effect on the date of the Merger Agreement, will continue in full force and effect in accordance with their respective terms, and Parent will cause the Surviving Corporation and its subsidiaries to perform its obligations thereunder.

In addition, Parent has agreed that, after the Effective Time, Parent will cause the Surviving Corporation and its subsidiaries to, and the Surviving Corporation agrees that it will, indemnify and hold harmless each individual who is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or its subsidiaries or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or its subsidiaries as a director or officer of another person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including the Merger Agreement and the transactions and actions contemplated thereby), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of the Company or its subsidiaries or is or was serving at the request of the Company or its subsidiaries as a director or officer of another person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable legal requirements. The Merger Agreement provides that, in the event of any such claim, action, suit or proceeding, each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation or its subsidiaries, as applicable, in accordance with the organizational documents and any indemnification or other similar agreements of the Surviving Corporation or its subsidiaries, as applicable, as in effect on the date of the Merger Agreement. If and only to the extent required by the DGCL or the Surviving Corporation’s or its subsidiaries’ organizational documents or any indemnification or other similar agreements, as applicable, any Indemnified Person to whom expenses are advanced will be required to provide an undertaking to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification. Further, the Surviving Corporation and its subsidiaries, as applicable, will reasonably cooperate in the defense of any such matter.

For a period of six years from and after the Effective Time, Parent and the Surviving Corporation have agreed to either cause to be maintained in effect the current policies of directors’ and officers’, employment practices and fiduciary liability insurance maintained by or for the benefit of the Company, its subsidiaries and their current and former directors and officers or provide substitute policies for the Company, its subsidiaries and their current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company and its subsidiaries, in either case of not less than the existing coverage and having other terms not less favorable to the insured persons than such insurance coverage currently maintained by or for the benefit of the Company and its subsidiaries and their current and former directors and officers with respect to claims arising from facts or events that occurred at or prior to the Effective Time (regardless of when such claims are brought) (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’, employment practices and fiduciary liability insurance). However, neither Parent nor the Surviving Corporation will be required to pay with respect to such insurance policies more than 300% of the aggregate annual premium most recently paid by the Company and its subsidiaries for such insurance (the “Maximum Amount”). In lieu of the foregoing, prior to the Closing date, the Company may, at its option, purchase a “tail” directors’ and officers’, employment practices and fiduciary liability insurance policy for itself and its subsidiaries (and their current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company and its subsidiaries) to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the insurance coverage currently maintained by or for the benefit of the Company and its subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time, provided that the cost of any such tail policy will not exceed the Maximum Amount. Parent and the Surviving Corporation will maintain such policies in full force and effect, and continue to honor the obligations thereunder.

Reasonable Best Efforts

Each of the Company, Parent and Purchaser has agreed to use its respective reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. In particular, each party has agreed to (i) make all filings (if any) and give all notices (if any) required to be made and given in connection with the Offer and the Merger and the other Transactions and (ii) use its reasonable best efforts to lift any restraint, injunction or other legal bar to the Offer or the Merger brought by any third person against such party.

Stockholder Litigation

Prior to the earlier of the Effective Time or the Merger Agreement’s valid termination, the Company will control the defense of any litigation brought by its stockholders against the Company and/or its directors related to the Merger Agreement, the Offer, the Merger or the other Transactions (whether directly or on behalf of the

Company or otherwise). However, the Company agrees to give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any such litigation, and the Company will consult with Parent prior to the settlement, release, waiver or compromise of any such litigation, and the Company agrees to, in good faith, take such comments into account. No such settlement, release, waiver, or compromise of such litigation may be agreed to without Parent’s prior written consent (with such consent not to be unreasonably withheld, conditioned or delayed), except that Parent’s prior written consent is not required to the extent that the Company’s insurance policies (other than any applicable deductible) fully cover such settlement, and only in the event that such settlement would not result in the imposition of any restriction on the business or operations of the Company.

Takeover Laws

If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations (the “Takeover Laws”) may become, or may purport to be, applicable to the Transactions, Parent, Purchaser and the Company have agreed to use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated by the Merger Agreement and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

Section 16 Matters

The Company and the Company Board (or a duly formed committee thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)) will, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for the purposes of Section 16(b) of the Exchange Act, the disposition and cancellation (or deemed disposition and cancellation) of Shares and Company Options in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Parent’s Obligations

Parent will cause Purchaser and each of Parent’s other subsidiaries and the Surviving Corporation to comply with, duly perform, satisfy and discharge on a timely basis, all of their respective covenants, obligations and liabilities under the Merger Agreement. Parent has agreed to be held jointly and severally liable with its subsidiaries for the due and timely performance, satisfaction and discharge of each of Purchaser’s and Parent’s other subsidiaries’ covenants, obligations and liabilities under the Merger Agreement.

Stock Exchange Delisting and Deregistration

Parent will cause (and the Company will reasonably cooperate with Parent to cause) the Surviving Corporation’s securities to be de-listed from Nasdaq and de-registered under the Exchange Act as promptly as practicable following the Effective Time.

Company Warrants

The Company will provide the holder of each Company Warrant with written notice of the Transactions in accordance with the terms of the Company Warrants as promptly as practicable following the Effective Time.

Parent Financing

Parent and Purchaser have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, advisable or proper to obtain funds sufficient to fund any amount payable by Parent or Purchaser (or either of their respective affiliates) in connection with the Transactions (including the payment of costs and expenses incurred in the Transactions). Unless Parent has demonstrated to the Company’s reasonable satisfaction that Parent has sufficient cash readily available to it from other financing sources, Parent and Purchaser will use their reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, advisable or proper to obtain the proceeds of the Financing and to consummate the transactions contemplated by the Royalty Purchase Agreements, including

•	maintaining in effect the Royalty Purchase Agreements and complying in all material respects with their obligations under the Royalty Purchase Agreements, and

•

satisfying on a timely basis all conditions to the funding of the Financing set forth in the Royalty Purchase Agreements, and in a manner that will not impede the parties’ ability to consummate the Transactions promptly upon the Closing date.

“Financing” means the consideration set forth in the Royalty Purchase Agreements and aggregating not less than $1,425,000,000 in cash. “Royalty Purchase Agreements” means the Royalty Purchase Agreement and Revenue Participation Rights Purchase and Sale Agreement dated as of June 2, 2021, by and among the parties thereto and Parent (including all exhibits, schedules and annexes thereto).

Parent further has agreed that it will (A) upon reasonable request, keep the Company informed in reasonable detail of the status of Parent’s efforts to arrange the Financing contemplated by the Royalty Purchase Agreements and any other financing, (B) give the Company prompt notice of (x) any fact, change, event or circumstance that is reasonably likely to have, individually or in the aggregate, a material adverse impact on the Financing contemplated by the Royalty Purchase Agreements or (y) any default, termination, cancellation, breach or threatened in writing breach by any party to the Royalty Purchase Agreements of which Parent has become aware and (C) provide to the Company executed copies of any material agreements entered into prior to the Closing date in connection with the Financing.

Prior to the Closing, it will not, Parent will cause its affiliates not to, agree to or permit any termination, amendment, replacement, supplement or other modification of, or waive any of its rights under, the Royalty Purchase Agreements without the Company’s prior written consent (except that Parent may, without the Company’s prior written consent; enter into any amendment, replacement, supplement or other modification to or waiver of any provision of the Royalty Purchase Agreements that would not, and would not reasonably be expected to, (A) reduce the aggregate amount of the Financing contemplated by the applicable Royalty Purchase Agreement, (B) adversely affect Parent’s ability to enforce its rights against any other party to the Royalty Purchase Agreements, in each case, as so amended, replaced, supplemented or otherwise modified, relative to Parent’s ability to enforce its rights against the other parties to the Royalty Purchase Agreements as in effect on the date of the Merger Agreement, or (C) otherwise prevent, delay in any material respect or impede the consummation of the Transactions or the Financing, including without limitation by imposing new or additional conditions precedent or expanding any existing condition precedent to the receipt and availability of the Financing). Upon any such amendment, replacement, supplement, modification or waiver, the term “Royalty Purchase Agreement” will include the applicable Royalty Purchase Agreement, as so amended, replaced, supplemented or modified. Parent also has agreed to promptly deliver to the Company copies of any such amendment, replacement, supplement or other modification of any Royalty Purchase Agreement and/or any such waiver of a provision of any Royalty Purchase Agreement.

In the event that all or any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Royalty Purchase Agreements, or in the event that any Royalty Purchase Agreement is withdrawn, repudiated, terminated or rescinded (regardless of the reason therefor), then Parent has agreed to:

(i)

as promptly as practicable, and using its reasonable best efforts, arrange and obtain from the same and/or alternative financing sources, alternative financing in an amount sufficient, when taken together with cash on hand that Parent has readily available to it (as Parent demonstrates to the Company’s reasonable satisfaction), to consummate the transactions contemplated by the Merger Agreement and pay any amounts due under the Merger Agreement and which alternative financing does not include any conditions to the consummation of such alternative financing that are more onerous, when taken as a whole, than the conditions set forth in the Royalty Purchase Agreements; and

(ii)	promptly notify the Company of such unavailability and the reason for such unavailability.

Parent’s or Parent’s affiliates’ receipt of, or the availability to Parent or Parent’s affiliates, of any funds or financing (including the Financing contemplated by the Royalty Purchase Agreements) or any other financing transaction is not a condition to any of Parent’s obligations under the Merger Agreement or the Offer.

No Solicitation.

Except as described below, until the earlier of the Effective Time or the valid termination of the Merger Agreement pursuant to its terms, the Company and its subsidiaries have agreed not to, and to direct their Representatives not to:

(i)	solicit, initiate or knowingly encourage the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; or

(ii)

engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information for the purpose of knowingly encouraging an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (except to notify such person as to the existence of the no solicitation provision).

Notwithstanding the above limitations or anything to the contrary in the Merger Agreement, if the Company or any of its Representatives receives at any time prior to the Closing an unsolicited written inquiry, proposal, offer or Acquisition Proposal from any person or group of persons, which Acquisition Proposal was made or renewed on or after the date of the Merger Agreement, the Company and its Representatives may contact such person or group of persons to clarify the terms and conditions thereof and if the Company Board determines, in good faith, after consultation with financial advisors and outside legal counsel, that such inquiry, proposal, offer or Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer, then the Company and its Representatives may take the following actions:

•

furnish information (including non-public information pursuant to an Acceptable Confidentiality Agreement) with respect to the Company and its subsidiaries to the person or group of persons making such inquiry, proposal, offer or Acquisition Proposal and their Representatives and potential financing sources; and

•	engage or otherwise participate in discussions or negotiations with the person or group of persons making such inquiry, proposal, offer or Acquisition Proposal and their Representatives.

The Company is required, prior to the Closing, to (i) promptly (and in any event within 24 hours after knowledge of receipt by an executive officer or director of the Company) notify Parent in writing of any bona fide written Acquisition Proposal that is received by the Company or its subsidiaries, (ii) provide to Parent a summary of material terms and conditions of any such Acquisition Proposal and (iii) keep Parent reasonably informed on a prompt basis of any material developments regarding any such Acquisition Proposal and the material terms and conditions thereof (including any change in price or form of consideration or other material amendment thereto), including by providing a copy of material documentation and a summary of communications (which must include any written proposals or written offers) relating thereto that are exchanged between the person or group of persons making the Acquisition Proposal (or their Representatives) and the Company (or its Representatives) within 48 hours after the receipt or delivery thereof.

“Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains provisions that are not materially less favorable in the aggregate to the Company than those contained in the

Confidentiality Agreement dated November 20, 2020, as amended April 14, 2021, between the Company and Parent (the “Confidentiality Agreement”) and (ii) does not prohibit the Company from providing any information to Parent in accordance with this provision or otherwise prohibit the Company from complying with its obligations under this provision (except that such confidentiality agreement need not contain a “standstill” to the extent that Parent is, concurrently with the entry by the Company or its subsidiaries into such confidentiality agreement, released from any “standstill” in the Confidentiality Agreement).

“Acquisition Proposal” means any proposal or offer from any person (other than Parent and its affiliates) or “group,” within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) acquisition of assets of the Company equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) issuance or acquisition of 20% or more of the Company’s outstanding Shares, (C) recapitalization, tender offer or exchange offer that, if consummated, would result in any person or group beneficially owning 20% or more of the Company’s outstanding Shares or (D) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that, if consummated, would result in any person or group beneficially owning 20% or more of the outstanding Shares, in each case other than the Transactions.

“Superior Offer” means a bona fide written Acquisition Proposal that the Company Board determines, in its good-faith judgment, after consultation with outside legal counsel and its financial advisors, taking into account all legal, regulatory, timing and financing aspects (including certainty of closing) of the proposal and the person making the proposal and other aspects of the Acquisition Proposal that the Company Board deems relevant, would, if consummated, result in a transaction that is more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the Transactions; provided that for purposes of the definition of “Superior Offer,” all references to “20%” in the definition of Acquisition Proposal are deemed to be references to “50%.”

Nothing in the Merger Agreement will prohibit the Company from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the Company’s stockholders that is required by applicable legal requirements or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, provided that, in the case of clauses (i) or (ii), any such disclosure or communication that would constitute a Company Adverse Recommendation Change (as defined in the Merger Agreement) may only be made in compliance with the procedures set forth in the Merger Agreement.

Recommendation Change

As described above, and subject to the provisions described below, the Company Board has determined to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser in the Offer. The foregoing recommendation is referred to herein as the “Company Board Recommendation.” The Company Board also agreed to include the Company Board Recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Parent to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Except as described below, prior to the Effective Time or the termination of the Merger Agreement pursuant to its terms, neither the Company Board nor any committee thereof may:

(i)

(A) withdraw (or modify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw (or modify in a manner adverse to Parent or Purchaser), the Company Board Recommendation or (B) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal (any action described in this clause, a “Company Adverse Recommendation Change”);

(ii)

allow the Company to execute or enter into any letter of intent, acquisition agreement, agreement in principle, merger agreement or similar agreement with respect to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement);

Notwithstanding anything to the contrary in the Merger Agreement, at any time prior to the Offer Acceptance Time, the Company Board may make a Company Adverse Recommendation Change in response to a Superior Offer and/or terminate the Merger Agreement in order to enter into a definitive agreement providing for the consummation of a transaction (or series of related transactions) that the Company Board determines, in good faith, constitutes a Superior Offer (a “Specified Agreement”) with respect to such Superior Offer. However, such action may only be taken if:

(i)	the Company Board determines in good faith (after consultation with its outside legal counsel) that the applicable Acquisition Proposal constitutes a Superior Offer; and

(ii)

(A) The Company has given Parent prior written notice of its intention to consider making a Company Adverse Recommendation Change or terminating the Merger Agreement (including, if not already provided, providing to Parent the material terms and conditions of the Acquisition Proposal) at least three business days prior to making any such Company Adverse Recommendation Change or termination (a “Determination Notice”) (which notice will not constitute a Company Adverse Recommendation Change or termination) and (B) at the end of the three business-day period following the provision of the Determination Notice, after giving effect to any revisions to the terms of the Merger Agreement irrevocably proposed in writing by Parent or any other proposals irrevocably offered in writing by Parent in response to such Determination Notice, after consultation with outside legal counsel, the Company Board determines, in good faith, that such Acquisition Proposal is a Superior Offer.

These requirements above also apply to any material amendment to any Acquisition Proposal and require a new Determination Notice, except that the references above to three business days will be deemed to be two business days.

The issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) will not be considered a Company Adverse Recommendation Change and will not require the Company to give a Determination Notice or comply with the foregoing provisions.

Additionally, at any time prior to the Offer Acceptance Time, the Company Board may effect a Company Adverse Recommendation Change in response to a Change in Circumstance (as defined below), other than an Acquisition Proposal. However, such action may only be taken if:

(i)

the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties, under applicable legal requirements;

(ii)

The Company gives Parent a Determination Notice, specifying the Change in Circumstance in reasonable detail, at least three business days prior to making any such Company Adverse Recommendation Change; and

(iii)

at the end of the three business-day period following the provision of the Determination Notice, after giving effect to any revisions to the terms of the Merger Agreement irrevocably proposed in writing by Parent or any other proposals irrevocably offered in writing by Parent in response to such Determination Notice, after consultation with its financial advisors and outside legal counsel, the Company Board determines, in good faith, that the failure to make the Company Adverse Recommendation Change in response to such Change in Circumstance would be reasonably likely to be inconsistent with its fiduciary duties under applicable legal requirements.

“Change in Circumstance” means any fact, change, event, occurrence, condition, circumstance or development with respect to the Company that was not actually known to the Company Board prior to the date of the Merger Agreement (or, if known, the consequences of which were not known by the Company Board prior to the date of the Merger Agreement). However, the receipt, existence or terms of an Acquisition Proposal is not a Change in Circumstance.

Termination

The Merger Agreement may be terminated prior to the Effective Time (or prior to such earlier time as set forth in this provision) as follows:

(i)	at any time prior to the Offer Acceptance Time, by mutual written consent of Parent and the Company;

(ii)

at any time prior to the Offer Acceptance Time, by either Parent or the Company, if the Closing has not occurred on or prior to 11:59 p.m., New York City time, on December 1, 2021 (the “End Date”); provided, however, that (x) if as of such date, the Antitrust Condition or the Governmental Impediment Condition (solely in respect of the antitrust laws) have not been satisfied or waived, to the extent waivable, by Parent or Purchaser, then the End Date will automatically be extended a maximum of one time by a period of 90 calendar days (and all such references to the End Date will be as so extended); and (y) this right to terminate the Merger Agreement will not be available to any party whose material breach of the Merger Agreement has caused or resulted in the Offer not being consummated by such date (such termination an “Outside Date Termination”);

(iii)

by either Parent or the Company if a governmental body in any jurisdiction in which Parent or the Company has material business operations has issued a decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action is final and nonappealable; provided that this termination right will not be available to any party whose material breach of the Merger Agreement has caused or resulted in such final and non-appealable order, decree, ruling or other action or that has failed to comply with its obligations under the Merger Agreement with respect to the removal of such order, injunction decree, ruling or other action;

(iv)

by Parent at any time prior to the Offer Acceptance Time, if: (i) the Company Board fails to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or effects a Company Adverse Recommendation Change; or (ii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the Company Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten business days of the commencement of such tender offer or exchange offer;

(v)	by the Company, at any time prior to the Offer Acceptance Time, in order to enter into a Specified Agreement (a “Superior Offer Termination”);

(vi)

by Parent at any time prior to the Offer Acceptance Time, if the Company breaches any representation or warranty contained in the Merger Agreement or fails to perform any covenant or obligation in the Merger Agreement, such that any of the conditions to the Offer regarding the accuracy of the Company’s representations and warranties or the Company’s compliance with its covenants would not be satisfied and could not be cured by the Company by the End Date, or if capable of being cured, the Company has not commenced efforts to cure within 30 days of the date Parent gives the Company notice of such breach or failure to perform (except that Parent may not terminate the Merger Agreement pursuant to this provision if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation contained in the Merger Agreement and such breach has not been cured);

(vii)

by the Company at any time prior to the Offer Acceptance Time, if Parent or Purchaser breaches a representation or warranty contained in the Merger Agreement or fails to perform any covenant or obligation in the Merger Agreement, in each case, if such breach or failure would reasonably be expected to have a Parent Material Adverse Effect, and Parent or Purchaser cannot cure such breach or failure by the End Date, or if such breach or failure is capable of being cured in such time frame, Parent or Purchaser has not commenced efforts to cure within 30 days of the date the Company gives Parent written notice of such breach or failure to perform (except that the Company may not terminate the Merger Agreement pursuant to this section if the Company is then in material breach of any representation, warranty, covenant or obligation contained in the Merger Agreement and such breach has not been cured); or

(viii)

by the Company (i) if following the expiration of the Offer, Purchaser fails to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified under the Merger Agreement or (ii) if, following the Offer Acceptance Time, Purchaser fails to purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified under the Merger Agreement.

Effect of Termination

If the Merger Agreement is terminated pursuant to its terms, the Merger Agreement will be of no further force or effect and there will be no liability on the part of Parent, Purchaser or the Company (or any of their respective financing sources, former, current or future officers, directors, partners, stockholders, managers, members or affiliates) following any such termination, except that (i) certain specified provisions of the Merger Agreement will survive, including those described in “ —Company Termination Fee” below, (ii) the Confidentiality Agreement will survive the termination of the Merger Agreement and remain in full force and effect in accordance with its terms and (iii) the termination of the Merger Agreement will not relieve any party from liability for fraud or willful or material breach of the covenants or obligations set forth in the Merger Agreement prior to the date of such termination. Nothing in the Merger Agreement will limit any of the parties from exercising any rights or remedies it may have to specific performance in lieu of terminating the Merger Agreement.

Company Termination Fee

The Company has agreed to pay Parent a termination fee of $60 million in cash (the “Termination Fee”) if:

(i)	the Merger Agreement is terminated by the Company pursuant to a Superior Offer Termination;

(ii)

the Merger Agreement is terminated by Parent at any time prior to the Offer Acceptance Time, if: (i) the Company Board fails to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or effects a Company Adverse Recommendation Change; or (ii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the Company Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten business days of the commencement of such tender offer or exchange offer; or

(iii)

(x) the Merger Agreement is terminated by Parent or the Company pursuant to the Outside Date Termination, subject to specified exceptions (and, in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating the Merger Agreement pursuant to the terms of the Outside Date Termination) or by Parent at any time prior to the Offer Acceptance Time, if the Company willfully and materially breaches its nonsolicitation obligations under the Merger Agreement, (y) any person publicly discloses a bona fide Acquisition Proposal after the date of the Merger Agreement and prior to such termination and such Acquisition Proposal has not been publicly withdrawn prior to such termination and (z) within six months of such termination the Company has entered into a definitive agreement with respect to an Acquisition Proposal (which Acquisition Proposal is subsequently consummated, whether during or following such six-month period) or consummated an Acquisition Proposal; provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” will be deemed to be references to “50%.”

In the event Parent receives the Termination Fee, such receipt will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective affiliates or any other person in connection with the Merger Agreement (and the termination thereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser or any of their respective affiliates (collectively, “Parent Related Parties”) or any other person will be entitled to bring or maintain any claim, action or proceeding against the Company or any of its affiliates arising out of or in connection with the Merger Agreement, any of the Transactions or any matters forming the basis for such termination. In no event will the Company be required to pay the Termination Fee on more than one occasion.

Except in the case of fraud or a willful breach, Parent’s right to receive the payment from the Company of the Termination Fee will be the sole and exclusive remedy of the Parent Related Parties against the Company and any of its former, current or future officers, directors, employees, partners, stockholders, option holders, managers, members or other representatives or affiliates (collectively, “Company Related Parties”) for any loss or damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform under the Merger Agreement or otherwise, and upon payment of the Termination Fee, none of the Company Related Parties will have any further liability or obligation relating to or arising out of the Merger Agreement or the Transactions.

Specific Performance

The parties have agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties further agreed that the parties (on behalf of themselves or any third-party beneficiary to the Merger Agreement) will be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or otherwise, in addition to any other remedy to which they are entitled under the Merger Agreement or at law or in equity. The right to specific performance includes the Company’s right, on behalf of itself and any third party beneficiaries to the Merger Agreement, to cause Parent and Purchaser to cause the Offer, the Merger and the other Transactions to be consummated on the terms and conditions set forth in the Merger Agreement. If, prior to the End Date, any party brings any legal proceeding, to enforce specifically the performance of the terms and provisions of the Merger Agreement of any other party to the Merger Agreement, the End Date will be extended automatically by (A) the amount of time during which such legal proceeding is pending, plus 20 business days or (B) such other time period established by the court presiding over such legal proceeding, as the case may be. The parties have agreed that time is of the essence and that the parties will use their best efforts to seek and obtain an expedited schedule for any such legal proceedings and to not oppose any party’s request for expedited proceedings.

Expenses

Except as otherwise provided in the Merger Agreement, all fees and expenses incurred by the parties in connection with the Merger Agreement and the Transactions will be paid by the party incurring such expenses, whether or not the Offer and Merger are consummated, except Parent and the Company will each bear and pay one-half of the expenses incurred in connection with the filing, printing and mailing of the Offer documents and the Schedule 14D-9.

Transfer Taxes

The Company, Parent and Purchaser will bear all transfer, documentary, sales, use, stamp, registration and other similar taxes and fees imposed with respect to the transfer of Shares pursuant to the Merger subject to certain exceptions. Specifically, none of Parent, Purchaser and the Surviving Corporation will be liable for transfer and other similar taxes under any circumstance if the payment of the Offer Price or the Merger Consideration is to be made to a person who is not the person in whose name the tendered Shares are registered on the Company’s stock transfer books.

Offer Conditions

The Offer Conditions are described in Section 13—“Conditions to the Offer.”

Partnership NDA

As described further in “Section 10–Background of the Offer; Contacts with Purchaser”, in order to facilitate an initial partnership discussion between the parties, Parent and the Company entered into the Partnership NDA on September 21, 2020, pursuant to which each party agreed, subject to certain exceptions, to keep confidential nonpublic information about the other party in connection with the consideration of a proposed business relationship between Parent and the Company. Parent’s and the Company’s obligations with respect to confidential information under the Partnership NDA survive termination or expiration of the Partnership NDA, and will expire five years after the date of the Partnership NDA.

This summary does not purport to be complete and is qualified in its entirety by reference to the Partnership NDA, which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated by reference herein.

Non-Disclosure Agreement

On November 5, 2020, Parent and the Company entered into the Non-Disclosure Agreement, which superseded the Partnership NDA except as set forth in the Non-Disclosure Agreement, pursuant to which each party agreed, subject to certain exceptions, to keep confidential nonpublic information about the other party in connection with the consideration of a possible negotiated transaction involving Parent and the Company. Parent’s and the Company’s obligations with respect to confidential information under the Non-Disclosure Agreement survive termination or expiration of the Non-Disclosure Agreement, and will expire four years after the date of the Non-Disclosure Agreement. The Non-Disclosure Agreement includes (i) an employee non-solicitation provision and (ii) a standstill provision, each subject to certain exceptions and expiring one year after the date of the Non-Disclosure Agreement.

On April 14, 2021, Parent and the Company executed the Amended Non-Disclosure Agreement, pursuant to which each party agreed to allow Parent to expand the potential sources of capital of financing with whom Parent could have discussions under the Non-Disclosure Agreement.

This summary does not purport to be complete and is qualified in its entirety by reference to the Non-Disclosure Agreement and the Amended Non-Disclosure Agreement, which are filed as Exhibits (d)(3) and (d)(4) respectively to the Schedule TO and are incorporated by reference herein.

12.	Source and Amount of Funds.

The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Parent and Purchaser estimate that the total amount of funds required to consummate the Merger (including payments for options, warrants and other payments referred to in the Merger Agreement) pursuant to the Merger Agreement and to purchase all of the Shares pursuant to the Offer and the Merger Agreement will be approximately $1.7 billion at or prior to the Closing. Parent has, or will have, available to it, through a variety of sources, including cash on hand and proceeds received through its long-term strategic funding partnership with Royalty Pharma, funds necessary to satisfy all of Purchaser’s payment obligations under the Merger Agreement and resulting from the transactions contemplated by the Merger Agreement.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash other than for the Excluded Shares, (ii) the Offer is not subject to any financing condition, (iii) if we consummate the Offer, we will acquire all remaining Shares for the same price in the Merger, and (iv) Parent will have, and will arrange for us to have, sufficient funds to purchase all Shares validly tendered in the Offer, and not properly withdrawn, to acquire the remaining outstanding Shares in the Merger on the terms set forth in this Offer to Purchase.

Royalty Monetization

On June 2, 2021, Parent entered into a long term strategic funding partnership with Royalty Pharma (the “Partnership”) pursuant to which, amongst other things, Parent will receive an upfront payment of $1.425 billion in cash and Royalty Pharma will acquire Parent’s right to receive certain future royalties and milestone payments. The proceeds from the Partnership will be used to fund the Merger and the continued development of Parent and the Company’s combined pipeline.

13.	Conditions of the Offer.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (g) below (collectively, the “Offer Conditions”). Notwithstanding any other provisions of the Offer or the Merger Agreement to the contrary, and subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) of the Exchange Act, Purchaser is not required to accept for payment or pay for, and may delay the acceptance for payment of, or the payment for, any tendered Shares, and, to the extent permitted by the Merger Agreement, may terminate the Offer (i) upon termination of the Merger Agreement in accordance with its terms; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer), if: (A) the Minimum Condition, the Termination Condition, the Antitrust Condition, and the Governmental Impediment Condition are not satisfied by the expiration time of the Offer on the Expiration Date; or (B) any of the additional conditions described below (other than the conditions set forth in clause (A)) has not been satisfied or waived in writing by Parent:

(a)

there have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its affiliates, represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer; provided, however, that for purposes of determining whether the Minimum Condition has been satisfied, the parties will exclude Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h) of the DGCL);

(b)

(i)

the representations and warranties of the Company set forth in Sections 3.3(a), 3.3(c), 3.4, 3.23 and 3.24 of the Merger Agreement are true and correct in all material respects at and as of the expiration time of the Offer on the Expiration Date as if made at and as of the expiration time of the Offer on the Expiration Date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(ii)	the representations and warranties of the Company set forth in Section 3.8 of the Merger Agreement are true and correct at and as of the expiration time of the Offer on the Expiration Date;

(iii)

the representations and warranties of the Company set forth in the Merger Agreement (other than those set forth in Sections 3.3(a), 3.3(c), 3.4, 3.8, 3.23 and 3.24) that are qualified by a “Material Adverse Effect” are true and correct at and as of the expiration time of the Offer on the Expiration Date as if made at and as of the expiration time of the Offer on the Expiration Date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(iv)	the representations and warranties of the Company set forth in the Merger Agreement (other than those set forth in Sections 3.3(a), 3.3(c), 3.4, 3.8, 3.23 and 3.24) that are not qualified by a

“Material Adverse Effect” are true and correct at and as of the expiration time of the Offer on the Expiration Date as if made at and as of the expiration time of the Offer on the Expiration Date (except to the extent any such representation or warranty expressly relates to an earlier date, in which case as of such date), except where the failure of such representations and warranties to be true and correct would not reasonably have, individually or in the aggregate, a Material Adverse Effect;

(c)

The Company has complied with or performed in all material respects its covenants and agreements it is required to comply with or perform at or prior to the expiration time of the Offer on the Expiration Date;

(d)

the waiting period (or any extension thereof) applicable to the Offer under the HSR Act has expired or been terminated and any approvals or clearances required to be obtained under any other antitrust laws have been obtained;

(e)

Parent and Purchaser have received a certificate executed on behalf of the Company by its Chief Executive Officer or Chief Financial Officer of the Company confirming that the conditions set forth in paragraphs (b) through (c) have been duly satisfied;

(f)

there has not been issued by any governmental body in any jurisdiction in which Parent or the Company has material business operations, and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger, nor has any legal requirement been promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body in any jurisdiction in which Parent or the Company has material business operations which prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger; provided, however, that Parent and Purchaser may not invoke this clause (f) unless they have taken all actions required under the Merger Agreement to have any such order lifted; and

(g)	the Merger Agreement has not been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition, the Termination Condition, the Antitrust Condition and the Governmental Impediment Condition) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser.

14.	Dividends and Distributions.

The Merger Agreement provides that the Company will not, between the date of the Merger Agreement and the Effective Time, establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares). See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement—Conduct of Business Pending the Merger.”

15.	Certain Legal Matters; Regulatory Approvals.

General

Except as otherwise set forth in this Offer to Purchase, based on Parent’s and Purchaser’s review of publicly available filings by the Company with the SEC and other information regarding the Company, Parent and Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of the Company and which might be adversely affected by the acquisition of Shares by Purchaser or Parent pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser or Parent pursuant to the Offer. In addition, except as set forth below, Parent and Purchaser are not aware of any filings, approvals or other actions by or with any governmental body or administrative or regulatory agency that would be required for Parent’s and Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Parent and Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s or Parent’s business or that certain parts of the Company’s or Parent’s business might not have to be disposed of or held separate. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13—“Conditions of the Offer.”

Antitrust

Under the HSR Act, and the rules and regulations promulgated thereunder by the FTC, certain transactions may not be consummated until certain information and documentary materials (the “Premerger Notification and Report Forms”) have been furnished for review to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent by virtue of Purchaser’s acquisition of the Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar-day waiting period following the filing of the Premerger Notification and Report Forms concerning the Offer (and the Merger) by Parent, on behalf of Purchaser, with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The parties agreed in the Merger Agreement to file such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger promptly, but in no event later than ten business days from the date of the Merger Agreement. On June 15, 2021, the Company and Parent filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division. Under the HSR Act, the required waiting period will expire at 11:59 pm, New York City time on June 30, 3021, unless earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. If either the 15-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After the expiration of such extension, the waiting period could be extended only by court order or with Parent’s consent. The FTC or the Antitrust Division may terminate the additional ten-day waiting period before its expiration. Complying with a Second Request can take a significant period of time. Although the Company is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make its filing nor failure to comply with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer (and the Merger).

The FTC and the Antitrust Division frequently scrutinize the legality of transactions under the U.S. antitrust laws, such as Purchaser’s acquisition of Shares in the Offer (and the Merger). At any time before or after Purchaser’s purchase of Shares in the Offer (and the Merger), if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring divestiture of such Shares, or the divestiture of substantial assets of Parent, Purchaser, the Company or any of their respective subsidiaries or affiliates or requiring other relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 13—“Conditions of the Offer.”

Based on a review of the information currently available relating to the countries and businesses in which Parent and the Company are engaged, Parent and Purchaser believe that no mandatory antitrust premerger notification filing is required outside the United States and approval of any non-U.S. antitrust authority is not a condition to the consummation of the Offer or the Merger.

Based upon an examination of publicly available and other information relating to the businesses in which the Company is engaged, Parent and Purchaser believe that the acquisition of Shares in the Offer (and the Merger) should not violate applicable antitrust laws. Nevertheless, Parent and Purchaser cannot be certain that a challenge to the Offer (and the Merger) on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 13—“Conditions of the Offer.”

Stockholder Approval Not Required

Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates an offer for all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that the Company will not be required to submit the adoption of the Merger Agreement to a vote of its stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and the Company will take all necessary and appropriate action to effect the Merger promptly without a meeting of stockholders of the Company in accordance with Section 251(h) the DGCL. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

State Takeover Laws

A number of states have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company has represented to us in the Merger Agreement that it has taken all actions necessary or appropriate to exempt the execution, delivery, and performance of the Merger Agreement and the Offer, the Merger, and the other transactions contemplated by the Merger Agreement from Section 203 of the DGCL, and that to the Company’s knowledge, no “moratorium,” “control share acquisition,” “fair price,” “affiliate transactions,” or “business combination statute or regulation” or other similar anti-takeover laws and regulations of any state other than Delaware apply to the Offer or the Merger. Purchaser has not attempted to comply with any other state takeover statures in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, Merger, or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13—“Conditions of the Offer.”

Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive in lieu of the consideration payable in the Offer a cash payment equal to the “fair value” of their Shares, together with a fair rate of interest, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you properly demand and perfect such rights in accordance with Section 262 of the DGCL, you may be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per Share price to be paid in the Merger. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, the stockholder must do all of the following

•

within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law, including without limitation, Section 262 of the DGCL, a copy of which is included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The foregoing summary does not constitute any legal or other advice nor does it constitute a recommendation that the Company stockholders exercise appraisal rights under Section 262 of the DGCL.

If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

“Going Private” Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of the Company (for purposes of the Exchange Act); it is anticipated that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and, in the Merger, stockholders will receive the same price per Share as the Offer Price.

Legal Proceedings Relating to the Tender Offer

None.

16.	Fees and Expenses.

Parent has retained the Depository and the Information Agent in connection with the Offer. The Depository and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17.	Miscellaneous.

The Offer is being made to all holders of the Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of

Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Parent and Purchaser have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8—“Certain Information Concerning the Company” under “Available Information.”

The Offer does not constitute a solicitation of proxies for any meeting of the Company’s stockholders. Any solicitation of proxies which Purchaser or any of its affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

No person has been authorized to give any information or make any representation on behalf of Parent or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be an agent of Purchaser, the Depository or the Information Agent for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

MorphoSys AG

MorphoSys Development Inc.

June 16, 2021

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE PARENT SUPERVISORY BOARD AND THE PARENT MANAGEMENT BOARD AND DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER.

1.	Members of the Parent Supervisory Board and the Parent Management Board.

The following table sets forth information about the members of the Parent Supervisory Board and the Parent Management Board as of June 16, 2021.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Marc Cluzel, M.D., Ph.D. France Chairman of the Parent Supervisory Board	Marc Cluzel, M.D., Ph.D., has been a member of our Supervisory Board since 2012 and Chairman of the Supervisory Board since the AGM 2018. He was Executive Vice President of Product Development at HÙYÀ Bioscience International, LLC from 2011 to 2012. Prior to that, between 1993 and 2010, he held several positions at Sanofi-Aventis, including Executive Vice President of Research and Development. Dr. Cluzel received his Ph.D. in Biochemistry and his Doctor of Medicine from the University of Montpellier, France.

George Golumbeski, Ph.D. United States of America Deputy Chairman of the Supervisory Board	George Golumbeski, Ph.D., has been a member of our Supervisory Board since 2018. He currently is a partner in the DROIA Ventures Genetic Disease Fund where he is involved in starting up new companies focused on the treatment of genetic diseases. In addition, he devotes a portion of his time to serving as a business consultant in the life science and healthcare industries. Prior to that he held the position of President of Grail, Inc. and from 2009 until 2018 he served as Executive Vice President & Executive advisor for Innovation at Celgene Corporation. Over the last 27 years, he has held leadership roles in business and corporate development, partnering and M&A with global pharmaceutical and biotechnology companies, including Celgene Corporation, Novartis, Elan Corporation (today: Perrigo), and Schwarz Pharma (today: UCB). Dr. Golumbeski obtained his doctorate in Genetics from the University of Wisconsin in Madison, USA and holds a degree in Biology from the University of Virginia in Charlottesville, USA.

Krisja Vermeylen Belgium Member of the Supervisory Board	Krisja Vermeylen has been a member of our Supervisory Board since 2017. From 1997 to October 2018, Mrs. Vermeylen held several positions at Novo Nordisk, including positions as General Manager of major EU markets and the position as Senior Vice President Corporate People & Organization. Prior to that, she held several positions at Pharmacia and Upjohn. Mrs. Vermeylen graduated with a Master in Pharmaceutical Sciences from the University of Antwerp, Belgium.

Michael Brosnan United States of America Member of the Supervisory Board	Michael Brosnan has been a member of our Supervisory Board since 2018. Currently he serves as a consultant in the life sciences and healthcare industries. Mr. Brosnan has over 40 years of experience in finance, controlling and auditing. From 2010 to 2019, he served as Chief Financial Officer of Fresenius Medical Care Management AG, a company with a dual listing in Germany (Frankfurt) and the United

Schedule A-1

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
States (NYSE). Over the last 20 years, he has worked in various leadership and executive positions for Fresenius Medical Care in the United States and Germany. Prior to joining Fresenius Medical Care, he held senior financial positions at Polaroid Corporation and was an audit partner at KPMG. Mr. Brosnan holds a degree in Business Administration and Accounting from Northeastern University, Boston, Massachusetts, USA.

Sharon Curran Ireland Member of the Supervisory Board	Sharon Curran has been elected as a new member of our Supervisory Board during the AGM 2019. Ms. Curran currently serves as a Non-Executive Director in the life sciences and healthcare industries. Prior to that, Ms. Curran worked for AbbVie Inc., Illinois, USA as Vice President, Global Specialty Franchise and Customer Excellence and has also held a number of other senior positions in her career including Vice President Global Marketing Specialty, AbbVie; Global Brand and Commercial Director, Abbott MBO and Division Head, Eli Lilly UK & Ireland. Ms. Curran brings extensive commercial and specialty pharmaceutical experience to the Company. She holds an Executive Master of Science, Business Administration from Trinity College Dublin, Ireland, and a Bachelor of Science in Biotechnology from Dublin City University, Ireland.

Wendy Johnson United States of America Member of the Supervisory Board	Wendy Johnson has been a member of our Supervisory Board since 2015. Mrs. Johnson currently serves as the Chief Development Officer at Reneo Pharmaceuticals and as Managing Director of Gemini Advisors. Mrs. Johnson was the Founder, President and Chief Executive Officer of Aires Pharmaceuticals, Inc. from 2007 to 2014. Mrs. Johnson was also a Venture Partner in ProQuest Investments (2005 to 2014), Senior Vice President Corporate Development at Salmedix, Inc. (2001 to 2005), Vice President Business Development at Women First HealthCare (1998 to 2000), Vice President Corporate Development & Operations at Selective Genetics (1994 to 1998), Vice President Business Development & Regulatory Affairs at Cytel Corp. (1990 to 1994), Manager Business Development at Synbiotics Corp. (1988 to 1990) and International Business Development & Regulatory Affairs Manager at Murex Corp. (1986 to 1988). Prior to that, Mrs. Johnson served as Assistant Director at the Center for Devices & Radiological Health at the U.S. Food and Drug Administration from 1976 to 1986. Mrs. Johnson graduated with a Master in Business Administration from Loyola Marymount University, USA, a Master in Science in Clinical Microbiology from Hahnemann University Hospital, USA and a Bachelor of Science in Microbiology from the University of Maryland, USA.

Jean-Paul Kress, M.D. France Chief Executive Officer; Member of the Management Board	Jean-Paul Kress, M.D., joined MorphoSys in September 2019. He has a strong track record of strategic and operational leadership in various senior management roles in North America and Europe. His focus has been on operations, corporate development and especially the commercialization of innovative products addressing unmet medical needs across diverse disease indications. He currently serves as the

Schedule A-2

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
chairman of the board of Erytech Pharma. Prior to joining MorphoSys, Dr. Kress served as President and Chief Executive Officer at Syntimmune, a clinical-stage biotechnology company developing differentiated drug candidates in a wide range of autoimmune diseases, which was acquired by Alexion in November 2018. Among other assignments, he was Executive Vice President, President of International and Head of Global Therapeutic Operations at Biogen, and Senior Vice President, Head of North America at Sanofi Genzyme, where he was instrumental in launching Dupilumab, the first biologic agent approved in atopic dermatitis. Previously, he was President and Chief Executive Officer of Sanofi Pasteur MSD, and gained further experience in positions. Dr. Kress holds an M.D. from Faculté Necker-Enfants Malades in Paris, and graduate and post-graduate degrees in biochemistry and in molecular and cellular pharmacology from Ecole Normale Supérieure in Paris.

Sung Lee United States of America Chief Financial Officer; Member of the Management Board	Sung Lee came to MorphoSys in February 2021 and leads all corporate finance functions of the company. He has more than 20 years of finance leadership experience in biopharmaceutical and technology businesses. He joined MorphoSys from Sangamo Therapeutics, Inc., where he served as Chief Financial Officer. Prior to that role, Mr. Lee spent nearly 14 years at Gilead Sciences where he most recently led the global Financial Planning & Analysis and Investor Relations functions. He started his career in the tax advisory business at PricewaterhouseCoopers LLP. He received a Master of Business Taxation from the University of Southern California and a B.A. in Economics from the University of California, Irvine.

Malte Peters, M.D. Germany Chief Research and Development Officer; Member of the Management Board	Malte Peters, M.D., joined MorphoSys in March 2017. Prior to his time at MorphoSys, Dr. Peters., served as the Global Head of Clinical Development of the Biopharmaceuticals Business Unit at Sandoz International. Prior to this position, he served as Clinical Head and Site Head for Basel and East Hanover in the Department of Oncology Translational Medicine at Novartis. Peters, M.D., held teaching appointments in Internal Medicine and Biochemistry at the University of Mainz, Germany. Peters, M.D., also served as Research Scientist at the Amgen Research Institute in Toronto, Canada, as Director of Cancer Research at Merck KGaA and as Medical Director at Micromet AG. Dr. Peters received his Doctor of Medicine from the Freie Universität Berlin, Germany, and was trained at the Universities of Padova, Italy, and Bochum and Berlin, Germany. After scientific work at different universities he habilitated in Internal Medicine at the University of Mainz, Germany. Malte Peters, M.D., is also a member of the Board of Directors of Tango Therapeutics, Cambridge, MA, USA.

Roland Wandeler, Ph.D. Switzerland Chief Operating Officer; Member of the Management Board	Roland Wandeler, Ph.D., joined MorphoSys in May 2020. He has more than 15 years of commercial leadership and general management experience in the pharmaceutical and biotechnology industry, with a strong track record of building and leading sizable affiliates and U.S. franchises across multiple therapeutic areas, including oncology and

Schedule A-3

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
hematology. Prior to MorphoSys, Dr. Wandeler held positions of increasing responsibility at Amgen, Inc., including General Manager Germany for Amgen GmbH in Munich and General Manager Spain & Portugal for Amgen SA in Barcelona, before most recently serving as Corporate Vice President and General Manager of Amgen’s US Bone Health and Cardiology Business Unit in Thousand Oaks, California. Dr. Wandeler, initially joined Amgen in 2006 in strategic planning for its international business. Subsequent highlights include sales and business unit leadership roles in Germany at the time of several launches across therapeutic areas. Dr. Wandeler began his career at Boston Consulting Group (BCG) in Zurich, Switzerland and Los Angeles, California, where he was a core member of BCG’s global Healthcare Practice as well as a Member of the Zurich and Los Angeles Management Teams. Dr. Wandeler holds a M.Sc. in Chemical Engineering and a Doctorate in Technical Sciences from ETH Zurich.

2. Directors	and Executive Officers of Purchaser.

The following table sets forth information about the directors and executive officers of Purchaser as of June 16, 2021.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Kathleen Warnecke United States of America; Germany Director	Kathleen Warnecke joined MorphoSys US Inc. in April 2021 and leads the US Human Resources function as VP, Head of US Human Resources. She has more than 20 years of Human Resources leadership experience in the pharmaceutical, biopharmaceutical and telecommunication business. She joined MorphoSys from Ipsen Bioscience Inc, in Boston where she was the North American Head of Compensation and Benefits. Prior to that role, Kathleen Warnecke spent 15 years at Boehringer Ingelheim in several Human Resources roles in the US and in Germany. Most recently, she led the US Compensation & Mobility Services function at Boehringer Ingelheim, USA Corporation. She started her professional career in Human Resources functions at Debitel AG in Germany. Ms. Warnecke holds a Master’s Degree in Business Administration with a major in Human Resources and Finance from the Technical University of Dresden, Germany.

Lara Smith-Weber United States of America President, Secretary and Treasurer	Lara Smith-Weber joined Morphosys in October of 2013 and is currently the US CFO and head of Commercial Finance. She has more than 15 years of leadership experience and a proven track record in finance and strategy in biotech and telecom industries. Since joining Morphosys, Ms. Smith-Weber has held several roles starting as Head of Controlling, moving to Senior Vice President of Corporate Finance and Controlling and then also taking on the Internal Control function. Prior to MorphoSys, Ms. Smith-Weber led various groups in the Finance department of Telefónica O2 Germany GmbH & Co. OHG, including Head of Sales and Service Controlling, Head of Business Controlling and Director Finance for O2’s broadband subsidiary. Ms. Smith-Weber started her career at Siemens AG in Munich and Malaysia, in product management, pricing and portfolio strategy before moving to the consulting industry in Switzerland, with positions

Schedule A-4

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information

at Booz Allen Hamilton AG and as Inhouse Consultant of Unaxis Management AG.

Ms. Smith-Weber holds an MBA in Business Administration from the Institute for Management Development in Lausanne (Switzerland) as well as a Master of Science in Electrical Engineering, a Bachelor of Science in Electrical Engineering and a Bachelor of Arts in German Studies from the Stanford University (USA).

Schedule A-5

The common business address and telephone number for all the directors and executive officers is as follows:

c/o MorphoSys AG, Semmelweisstraße, 82152 Planegg 7333, Germany.

Telephone number +49 89-89927-0.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of the Company such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depository as follows:

The Depository for the Offer is:

By Mail: Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	By Overnight Courier: Computershare c/o Voluntary Corporate Actions 150 Royall Street, Suite V Canton, MA 02021

Any questions or requests for assistance may be directed to the Information Agent at its telephone number and location listed below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders may call toll free: (888) 750-9498

Banks and Brokers may call collect: (212) 750-5833